Exhibit 99.3

BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

MARCH 20, 2007

- ii -

Compliance in Canada and United States	36
Board Committees	36
Audit Committee	37
Management Development, Nominating & Compensation Committee	38
Corporate Governance Committee	39
Executive Officers	39
Shareholdings of Directors and Senior Officers	41
TRANSFER AGENT AND REGISTRAR	41
RISK FACTORS	41
ADDITIONAL INFORMATION	49
APPENDIX A	50

          This Annual Information Form contains forward-looking statements reflecting Ballard’s current expectations as contemplated under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from several sources, including other fuel cell manufacturers, other advanced power technologies and existing power technologies, evolving markets for generating electricity and power for automotive vehicles, and our ability to access the capital required to execute our business plan.  These factors should be carefully considered and readers should not place undue reliance on Ballard’s forward-looking statements.  In addition to the disclosure contained in this Annual Information Form, investors are encouraged to review our 2006 Management’s Discussion and Analysis for an additional discussion of factors that could affect Ballard’s future performance.

BALLARD

          In this Annual Information Form, references to “Corporation”, “Ballard”, “BPS”, “we”, “us” and “our” refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries.  Certain other terms used herein are defined in the attached Glossary.  All dollar amounts are in U.S. dollars unless otherwise indicated.

          Our principal business is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cells for a variety of applications.  A PEM fuel cell is an environmentally clean electrochemical device which combines hydrogen fuel (which can be obtained from natural gas, kerosene or other hydrocarbon fuels, or from water through electrolysis) with oxygen (from air), to produce electricity.  It produces electricity efficiently and continuously (as long as fuel is supplied) without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source  (see “Fuel Cells - How Fuel Cells Work”).  Ballard® fuel cells feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Our Corporate History and Corporate Structure

          The Corporation’s predecessor was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries.  In the course of investigating environmentally clean energy systems with commercial potential we began to develop PEM fuel cells.  The Corporation was formed on May 30, 1989 by the amalgamation of a group of affiliated companies under the Canada Business Corporations Act.  We have been developing PEM fuel cells and PEM fuel cell systems since 1983, and this has been our primary business since 1989.  See “Directors and Officers – Executive Officers” for details of our organizational structure.

Principal Subsidiaries and Alliances

We have two principal subsidiaries:

1.	Ballard GmbH, a German corporation that services our customers and manages our European sales and business development activities; and

2.	Ballard Material Products Inc., a Delaware corporation that develops and manufactures carbon fiber products for use in the automotive and fuel cell markets.

          The following chart shows our current shareholders, and our principal subsidiaries, their respective jurisdictions of incorporation and our share ownership in each of them, all as of March 20, 2007:

Notes

(1)	The Corporation holds a 49% interest in Ebara Ballard Corporation (“Ebara Ballard”), with the remaining 51% interest held by Ebara Corporation (“Ebara”).

Our head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 and our registered office is located at 1700-666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

OUR BUSINESS

          We are recognized as a world leader in PEM fuel cell development.  We are focused on the design, development, manufacture, sale and service of PEM fuel cells for a variety of applications.

Recent History

          As a result of an extensive strategic review process, consistent with our focus on our core PEM fuel cell stack business and commitment to continue to improve our financial performance, we signed an agreement on December 20, 2006 with Siemens VDO Automotive Corporation (“Siemens VDO”) to sell our electric drive operations based in Dearborn, Michigan.

          The electric drive operations were not core to our PEM fuel cell stack strategy and had limited revenue potential and high cash consumption in the near term.  Siemens VDO will continue to work with our alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”), to develop electric drives for their next generation fuel cell vehicles.

          We completed this sale to Siemens VDO in February 2007.  We received proceeds of approximately US$4 million, before purchase price adjustments.  In addition, the sale will result in reduced cash consumption of approximately $10 million per year.

          As a result of this transaction, we removed all aspects of the electric drive operations from our  Vehicular Alliance with DaimlerChrysler and Ford, and entered into a restated Alliance agreement.  See “Strategic Alliances – Automotive”.

          The sale of our electric drive operations builds on the transaction with our Vehicular Alliance partners, DaimlerChrysler and Ford, that we completed on August 31, 2005, which was another key element of our strategy to focus on our core competencies of PEM fuel cell design, development, manufacture, sales and service.  The transaction primarily consisted of the sale to DaimlerChrysler and Ford of our German subsidiary Ballard Power Systems AG (“BPS AG”), which carried on the business of designing, developing, manufacturing, selling and servicing support systems for vehicular fuel cells (“Vehicular Support Systems” and the “Vehicular Support Systems Business”).  For details regarding the key terms of this transaction, see “Strategic Alliances – Automotive”.

Strategy

          We build value for our shareholders by developing, manufacturing and selling and servicing industry-leading fuel cell products to meet the needs of our customers in selected target markets.  We are focused on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

     Our strategy is two-pronged:

•

Build the leading market positions for fuel cell stacks in each of the nearer-term markets of residential cogeneration, materials handling and backup power by leveraging our partnerships and expertise in technology, product development and manufacturing; and

•	Strengthen our automotive fuel cell stack technology leadership by working closely with our Alliance partners and strategic suppliers.

We operate in three market segments:

1.	Power Generation: PEM fuel cell products and services for residential cogeneration, materials handling and back-up power markets;

2.	Automotive: PEM fuel cell products and services for fuel cell cars, vans and buses; and

3.	Material Products: Carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for PEM fuel cells.

Our Markets and Products

          Product Overview

          We have developed a number of PEM fuel cell power products for power generation, transit buses and automobiles.  We also design, develop, manufacture, sell and service carbon based materials that can be used in a variety of PEM fuel cell and non-fuel cell applications.  The timing of commercialization of our products will largely be influenced by the market roll-out plans of our customers and in the automotive market, the development of a hydrogen infrastructure.  The following table lists the key PEM fuel cell and non-fuel cell products we currently produce or have under development or testing.

Market	Product	Application	Status

Power Generation	Mark 1030 PEM fuel cell for 1 kW natural gas or kerosene residential cogeneration power generator	Residential heat and power (Japan)	Limited commercial sales

	Mark 9 SSL™ PEM fuel cell - 4.4 to 19.3 kW	Materials handling and back-up power	Commercial sales to OEMS and system integrators

	Mark 1020 ACS PEM fuel cell – 300W to 5kW	Back-up power and light mobility	Prototypes supplied for testing and evaluation

Automotive	Mark 902 light-duty PEM fuel cell	Automobiles and hybrid buses	Sales of prototypes for testing and fleet demonstration programs

	Heavy-duty PEM fuel cell	Transit buses	In fleet demonstration and testing programs in 7 European Union cities; Perth, Australia and Beijing, China

	Mark 1100 PEM fuel cell	Automobiles	Under development

	HD 6 fuel cell bus module	Transit and shuttle buses	Under development

Material Products	Carbon friction materials	Mainly automobile automatic transmissions	Commercial sales

	Gas diffusion layer material	PEM fuel cells	Commercial sales to fuel cell developers

          Power Generation Markets

          1 kW Residential Cogeneration Power Generator.  We are working with Ebara, through Ebara Ballard, to develop 1 kW natural gas and kerosene fuelled residential cogeneration power generators targeted at the Japanese market.  The unit will supply the first kW of electricity, as well as heat for hot water, while the utility grid will satisfy the electrical demand over 1 kW.  Ebara Ballard is collaborating with two of Japan’s largest energy companies, Tokyo Gas and Nippon Oil, to commercialize this product.

          The Japanese government provides substantial subsidies for the installation of fuel cell cogeneration systems because such systems enable homeowners to cut their primary energy consumption by 20-30%, and their greenhouse gas emissions by 30-40%, compared to conventional heat and electrical generation devices such as hot water boilers.

          We started shipping PEM fuel cells in 2004 to support Tokyo Gas’s limited commercial launch and for kerosene fuelled units developed with Nippon Oil in 2006 under the  Millennium Project.  A combined total of 183 natural gas and kerosene fuelled residential cogeneration units produced by Ebara Ballard were installed under the subsidy program in Japan in 2006.

          Mark 9 SSL™.  We are working with customers including General Hydrogen and Cellex Power to commercialize fuel cell systems to replace lead acid batteries in electric industrial vehicles such as forklifts, automated guided vehicles (“AGVs”) and ground support equipment (“GSE”).

          In 2005, we announced two supply agreements to deliver 140 Mark 9 SSL™ fuel cells to our lead customers in the materials handling market, Cellex Power and General Hydrogen.  We also supply select customers with versions of our Mark 9 SSL™ fuel cells for evaluation and testing in a variety of applications.  In 2006, we furthered our relationship with General Hydrogen by signing an agreement for the supply of 2,900 Mark 9 SSL™ fuel cells during 2007 and 2008.

          Mark 1020 ACS  In 2006, we introduced our second generation air-cooled fuel cell stack, designed to replace lead acid batteries in telecommunications backup power installations.

          In 2006, we supplied a small number of Mark 1020 ACS fuel cells to potential customers for integration and testing purposes. We also entered into a funded US Government contract to develop and demonstrate an extended duration air cooled backup power solution for the US Department of Homeland Security Continuity of Operations (COOP) in collaboration with Plug Power.

          Automotive Markets

          Together with our Alliance partners, DaimlerChrysler and Ford, we are developing fuel cells to replace internal combustion engines in cars, buses and trucks.  We believe the automotive market is a compelling opportunity for the introduction of PEM fuel cell technology because of the global challenges – air quality, energy security, long-term energy supply and global climate change – that PEM fuel cells are uniquely positioned to address.  Development of automotive PEM fuel cell technology continues to gain momentum, driven not just by the social, economic and environmental benefits, but also by the competition for technology leadership among the world’s top automakers.  Together with our customers, we have put more than 120 fuel cell demonstration vehicles on the road - more than any other fuel cell developer – which have accumulated more than 3.9 million kilometres of experience since January 2004.  The data accumulated from these trials is very valuable in the development of our next generation PEM fuel cells.

          Automobiles.  We are currently developing the next generation automotive fuel cell, the Mark 1100, that incorporates technology advancements including freeze start operability and increased durability.  We have shipped prototypes to DaimlerChysler and Ford, for testing with their systems for the development of their next generation fuel cell vehicles.

          We signed a memorandum of understanding and fuel cell supply agreement with Shanghai Fuel Cell Vehicle Powertrain Company Ltd. (“Powertrain”) to cooperate on the development of fuel cell vehicles for demonstration and field trial programs planned in China in 2006 and 2007.  We also signed an agreement with Powertrain for the supply of up to 20 Mark 902 fuel cells, two of which were shipped in 2006, for integration into vehicles.  Assuming successful integration of the first two fuel cells into vehicles, Powertrain will purchase up to an additional 18 Mark 902 fuel cells for the program in 2007 and 2008.

          Buses.  Along with the next generation automotive fuel cell, we have commenced development of the next generation heavy duty fuel cell module, the HD6.  The HD6 leverages next generation automotive fuel cell technology and the experience from our ongoing bus demonstrations to provide a platform for next generation fuel cell bus development.  In addition, the 205 kW heavy-duty PEM fuel cell engine that we developed continues to operate on four continents, North America, Europe, China, and Australia.  We supplied DaimlerChrysler with these engines to support its European Fuel Cell Bus Project.  Under this project, DaimlerChrysler’s subsidiary, EvoBus, delivered 30 fuel cell buses to transit authorities in 10 European Union cities (Amsterdam, Barcelona, Hamburg, London, Luxembourg, Madrid, Porto, Reykjavik, Stockholm and Stuttgart) for use in transit service as part of the Clean Urban Transport for Europe/Ecological City Transport System Project (the “CUTE program”).  The two-year CUTE program was designed to introduce PEM fuel cell buses to the European market and allow the participating transit agencies to understand their use, operation and maintenance requirements.  Since the completion of the CUTE program in December 2005, the operation has been extended for 27 buses under the new HyFleet CUTE program.  In addition, a two-year Sustainable Transportation Energy for Perth (STEP) fuel cell bus demonstration program was launched in July 2004 with three fuel cell buses delivered by DaimlerChrysler. In September 2006 this program was extended for a one-year period.  We are providing field and warranty services for all of these buses under contract with DaimlerChrysler.

          We also delivered three heavy-duty PEM fuel cell engines to Gillig for incorporation into buses to be delivered to Santa Clara Valley Transit Authority in early 2004.  These buses entered revenue service in early March 2005 and continue to operate.

          In 2004, we provided three heavy-duty PEM fuel cell engines to DaimlerChrysler for integration into buses for a project funded by China’s Ministry of Science & Technology, the Global Environmental Facility and the UNDP.  These three buses began operation in Beijing in October 2005 as part of a two-year demonstration program.

          On October 23, 2006, we announced our participation in two consortia to develop fuel cell buses in Washington, DC and upstate New York.  We will utilize the next generation heavy-duty fuel cell module, the HD6, for these projects.

          Material Products

          We develop, manufacture and sell carbon fiber products for automotive applications through our Material Products Division, which is a Tier 1 supplier to the automotive industry.  The primary carbon fiber products we produce are for automatic transmissions, as well as gas diffusion layers (“GDL”) for use in PEM fuel cells.

          In 2002, we introduced a new family of carbon fiber paper products under the AvCarb™ trademark for GDL applications.  The first two members of the family are AvCarb™ P-50 and AvCarb™ P-50T, which includes a Teflon® coating.  Both are manufactured using a proprietary continuous carbonization process under ISO 9001 and QS-9000 quality systems.  They are available in continuous rolls, and designed to enable MEAs to be manufactured using high speed automated assembly techniques.

          Carbon fiber products are used to make lightweight composite materials for applications that require high temperature resistance, high strength, controlled conductivity and flow and excellent friction and wear properties.  Our carbon fiber products are also used in off-road and heavy-duty truck brakes and in precision drag systems for high performance fishing reels.

          In 2005, we continued to work under a five-year contract, awarded in December 2001 and valued at $50 million, for the supply of carbon friction material for automatic transmissions.  In 2006, we were awarded a four-year extension of this contract, valued at approximately $40 million.

Revenues from Market Segments

          Our business operates in three market segments: Automotive, Power Generation and Material Products.  The following chart shows the percentage of total revenues derived from each segment, and the portion of revenues from each segment which arises from sales to investees and sales of products and services to other customers, for the years 2005 and 2006:

	2006	2005(1)

Revenues from Automotive
Percentage of total revenues	50.3%	55.7%
Portion representing sales to customers other than investees	50.3%	55.7%
Portion representing sales to investees	Nil	Nil
Revenues from Power Generation
Percentage of total revenues	26.7%	16.7%
Portion representing sales to customers other than investees	7.2%	4.6%
Portion representing sales to investees	19.5%	12.1%
Revenues from Material Products
Percentage of total revenues	23.0%	27.7%
Portion representing sales to customers other than investees	23.0%	27.7%
Portion representing sales to investees	Nil	Nil

(1) Prior year figures have been restated to conform with current year presentation excluding discontinued operations.

          Regulatory Overview

          United States.  In 2004, the government began funding and implementing the announced $1.2 billion hydrogen and fuel cell initiative to run for a five-year period from 2004 to 2008.  The initiative supports the administration’s Freedom CAR and Hydrogen Fuel Initiative and is largely being delivered through the United States Department of Energy (“DOE”).

          In 2005, the United States passed into law the Hydrogen and Fuel Cell Act of 2005.  It is a comprehensive, 10-year initiative aimed at accelerating programs that will lead to the wide-spread commercialization and adoption of hydrogen and fuel cell technology.

          The California Air Resources Board (“CARB”) is an environmental protection agency that regulates and mandates clean air and emissions solutions.  CARB’s zero emission vehicle (“ZEV”) mandate requires large car manufacturers to place a set number (10% of all vehicle sales) of zero or near zero emission vehicles on California roads annually starting in 2007.  2% of the mandate’s 10% requirement must be fulfilled with true ZEVs.  To meet that 2% requirement, manufacturers can produce a significant number of battery electric vehicles or they can choose to place a much smaller number of fuel cell vehicles on the road.  In 2006, CARB began a review of its mandates, through which it is assessing the current state of automotive fuel cell technology.  Possible outcomes of the review include maintenance of the current mandate, a reduction in the target volumes for fuel cell vehicles or an extension of timelines for the introduction of fuel cell vehicles.  A decision is expected in the second half of 2007.

          The states of New York, Massachusetts, Maine, Vermont, New Jersey, Rhode Island and Connecticut have adopted California’s ZEV mandate.  These states are set to implement California’s ZEV rules in 2009.

          Canada.  The Government of Canada is funding a fleet of five Ford fuel cell vehicles operating as part of the Hydrogen Highway initiative in Vancouver, Canada.  These vehicles, all powered by Ballard® fuel cells, were introduced in May 2005.  The British Columbia provincial government is providing support for the 2010 Bus project (an investment of $89 million in a fleet of 20 hydrogen fuel cell buses and refueling infrastructure through a federal-provincial partnership).

          Japan.  In Japan, a variety of government programs supporting fuel cell vehicle demonstrations, fuel cell residential electricity and hot water cogeneration and hydrogen fuel infrastructure development continued in 2006.

          Under the Japanese government-sponsored Large Scale Monitoring Program for 1kW fuel cell residential cogeneration systems, Ballard continues to manufacture and deliver products to customers throughout Japan through Ebara Ballard Corporation.  In 2005 and 2006, the government provided $26 million and $32 million respectively, in annual subsidies for a total of US$58 million and 1,257 systems over two years.

Strategic Alliances

          Automotive

          In 1997, we formed a strategic alliance with DaimlerChrysler (expanded to include Ford in 1998 and amended in 2001) for the development and commercialization of PEM fuel cells, vehicular support systems and electric drive systems for use in cars, buses and trucks (the “Vehicular Alliance”).

          In August 2005, we sold our Vehicular Support Systems Business to DaimlerChrysler and Ford as a result of our decision to reduce our financial risk associated with the Vehicular Support Systems Business and DaimlerChrysler’s and Ford’s interest in increasing their involvement in such business.  The transaction resulted in the following:

•	we retained all technology relating to PEM fuel cells;

•	we disposed of all technology relating to Vehicular Support Systems;

•

technology relating to interfaces between vehicular PEM fuel cells and Vehicular Support Systems was retained, either by us or BPS AG, based on which party developed the technology.  Nonetheless, each party granted the other a royalty-free licence to use the other party’s technology for all applications;

•

all technology relating to the methods of external control of a PEM fuel cell to achieve a certain PEM fuel cell related outcome (“Stack Operation and Stack Control Logic”) was retained by us, unless developed by BPS AG between August 1, 2004 and August 31, 2005, in which case we received a royalty-free licence to such technology;

•	we provided BPS AG with a royalty-free licence to certain non-Vehicular Support Systems technology for application in the Vehicular Support Systems Business;

•

we released Ford from all of its future obligations relating to electric drives for hybrid vehicles, the tractive power for which is provided by a combination of an internal combustion engine (“ICE”) and an electric motor using electricity supplied by a source other than a fuel cell, such as a battery (an “ICE Hybrid”); and

•	we received a royalty-free licence to use all of the technology retained by BPS AG, but solely for non-vehicular applications.

Consideration we received in connection with the transaction included:

•	the return of an aggregate of 9.0 million of our common shares owned by DaimlerChrysler and Ford for cancellation;

•

the cancellation of a forward sale agreement, which committed us to purchase DaimlerChrysler’s 49.9% interest in BPS AG in exchange for the issuance to DaimlerChrysler of approximately 7.6 million of our common shares;

•	the reimbursement of $29.3 million for BPS AG’s net operating expenses incurred between August 1, 2004 and August 31, 2005, net of other purchase price adjustments; and

•

the return of approximately 3.0 million of our common shares owned by Ford for cancellation as consideration for releasing Ford from its future obligations relating to electric drives for ICE Hybrid vehicles.

          In connection with the completion of these transactions, we also entered into a development agreement with DaimlerChrysler and Ford in August 2005 under which they agreed to provide funding for our vehicular PEM fuel program.  Pursuant to this development agreement, we agreed to invest up to $49 million to develop our current generation vehicular fuel cell, and DaimlerChrysler and Ford agreed to jointly invest up to $37 million in the program, for a total program budget of up to $86 million.  Under the terms of this development agreement:

•

we will receive payments from each of DaimlerChrysler and Ford in accordance with a funding schedule, with 50% of funding received based on the work carried out by us and the remaining 50% subject to our percentage completion of the key requirements of each critical milestone;

•	we will own all intellectual property we develop under the vehicular fuel cell development program;

•

if we fail to achieve critical milestones, we must fully remediate the failure and will be responsible for all costs relating to work that continues to be done under the agreement during the remediation period, but DaimlerChrysler and Ford must reimburse us for any costs properly payable by them during such time, if and when such failure is fully remediated; and

•

DaimlerChrysler and Ford will be entitled to terminate the vehicular fuel cell development program if we fail to meet the technical requirements of the program, and we do not remediate that failure. In certain circumstances, if we fail to achieve requirements of a remediation plan, DaimlerChrysler and Ford may instead take over responsibility for meeting such requirements under certain terms and conditions, and if they are successful, they will be entitled to recover from us certain costs incurred by them.

          Concurrently, we entered into a new alliance agreement (the “Fourth Alliance Agreement”) to reflect the amended rights, obligations and responsibilities of each of DaimlerChrysler, Ford and Ballard in the Vehicular Alliance.

          In February, 2007 we sold our electric drive operations located in Dearborn, Michigan to Siemens VDO (see “Recent History”).  Concurrently we entered into a restated alliance agreement (the “Amended and Restated Fourth Alliance Agreement”) to reflect the ongoing rights and obligations among Ballard, DCX and Ford after the removal of the electric drive operations from the Alliance.  Under the Amended and Restated Fourth Alliance Agreement:

•	we are responsible for the research, development, commercialization, manufacture, marketing, sale and service of PEM fuel cells for use in fuel cell vehicles;

•	we can sell PEM fuel cells for any application, including vehicles, to customers other than DaimlerChrysler and Ford;

•	subject to certain limited exceptions, DaimlerChrysler and Ford cannot compete with us in the research, development, production, distribution, sale or service of PEM fuel cells for vehicles; and

•	subject to certain limited exceptions, DaimlerChrysler and Ford must purchase PEM fuel cells for vehicles only from us until 2021.

          The following is a summary of the other pertinent terms of the Amended and Restated Fourth Alliance Agreement:

•

Ownership of Ballard shares.  Many of DaimlerChrysler’s and Ford’s rights are linked to maintaining ownership of certain of our common shares (the “Ballard Base Shares”).  Until November 30, 2007, DaimlerChrysler and Ford may not transfer any of their Ballard Base Shares other than to each other or in the event of a take-over bid by a third party.  Further, DaimlerChrysler and Ford may not, until November 30, 2007, transfer any of our other common shares they own without our consent, which consent may not be unreasonably withheld.  Neither DaimlerChrysler or Ford may dispose of any of its Ballard Base Shares unless it first offers to sell such shares to the other, and gives us notice of its intention to sell such shares.

•

Special Share Rights.  Certain decisions of our board of directors are subject to voting provisions (the “Limited Voting Provisions”) which require approval by a majority of the directors, including at least one of the directors appointed by DaimlerChrysler or Ford.  If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority will suffice for approval, which majority need not include one of the directors appointed by DaimlerChrysler or Ford.  See “Share Capital – Class A Share and Class B Share” for details regarding the Limited Voting Provisions.

•

Restriction on further share purchases.  Neither DaimlerChrysler nor Ford may purchase any additional common shares in us if, following such purchase, their combined ownership of our outstanding common shares would exceed 42.5%, except in certain circumstances where a take-over bid has been made involving our outstanding common shares.

•

Non-Competition Restrictions.  We cannot compete with either of DaimlerChrysler and Ford in the research, development, manufacture, production, distribution, sale or servicing of Vehicular Support Systems.

•	DaimlerChrysler and Ford cannot compete with us in the research, development, manufacture, production, distribution, sale or servicing of PEM fuel cells.

•

As an exception to the non-competition provisions, DaimlerChrysler and Ford may conduct research independently on PEM fuel cells.  All results of this independent research must be made available to us and we have the right to acquire any intellectual property resulting from it at cost.  The developing party cannot commercially exploit the results of the independent research in areas governed by the non-competition obligations.

•

Exclusive Purchase Obligations.  Under the Vehicular Alliance, except in certain limited circumstances, we have the exclusive right to supply DaimlerChrysler and Ford with vehicular PEM fuel cells.  All sales of products by us to DaimlerChrysler or Ford must be made at arm’s length prices and terms, but in no case on less favourable terms and conditions than sales to any other arm’s-length party, taking into account cost, quality, quantity, delivery, performance and other relevant factors.

•

DaimlerChrysler’s and Ford’s exclusive purchase obligations are subject to their rights to obtain licenses from us to manufacture PEM fuel cells using our intellectual property.  Each of DaimlerChrysler and Ford have agreed however, that once their license rights have been exercised, they will continue to purchase at least 25% of their requirements for vehicular PEM fuel cells from us, subject to meeting their reasonable requirements.

•

Product Lead Times.  Lead times apply for products that incorporate intellectual property originally funded and developed by either DaimlerChrysler or Ford and that we have purchased from them.  During such lead times, we cannot sell such products to any parties other than DaimlerChrysler and Ford.  The lead time provisions do not preclude us from developing pre-commercial products for, or selling those products to, other automotive manufacturers that fund separate development programs for such products.  No lead times exist for products which do not incorporate any intellectual property funded and developed by DaimlerChrysler or Ford.

•

Intellectual Property License.  DaimlerChrysler may obtain a royalty-bearing license to our vehicular PEM fuel cell and related Stack Operation and Stack Control Logic technology, at any time, after November 30, 2007.

•

Ford may obtain a royalty-bearing license to our vehicular PEM fuel cell and related Stack Operation and Stack Control Logic technology, if it has exclusively purchased from us all vehicular PEM fuel cells required by it for its commercial production of PEM fuel cell-powered vehicles and it continues to own its Ballard Base Shares, and either (i) after 2011 if Ford has not achieved commercial production of fuel cell-powered vehicles despite its reasonable efforts to do so and it continues to own its Ballard Base Shares at the time the request for the license is made; or (ii) after November 30, 2007 and after we have achieved regular series production of vehicular PEM fuel cells for commercial sales, and are unable or unwilling to supply Ford with such products.

•

Each of the licenses to be granted to DaimlerChrysler and Ford includes only those improvements which are made by us during the term of the Vehicular Alliance.  In addition, if DaimlerChrysler and Ford make improvements to technology to which they have a license, such improvements must be licensed back to us on a royalty-free basis.  The licenses to DaimlerChrysler and Ford will be perpetual, world-wide, non-exclusive, non-transferable and royalty-bearing.  If the relevant parties cannot agree on the terms and conditions of a license, including the license form and royalty amount, such terms and conditions may be settled by arbitration and the royalty amount will be based on the amount that would be negotiated by parties at arm’s length.

•

We may acquire any technology developed by either DaimlerChrysler or Ford relating to their vehicular PEM fuel cell technology by paying 100% of the cost of developing that technology.  In addition, we may obtain a royalty-free licence to use any Stack Operation and Stack Control Logic technology developed by either DaimlerChrysler or Ford by paying 50% of the direct costs of developing that technology.

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Alliance Steering Group.  The parties established a committee (the “Alliance Steering Group”) comprised of representatives from each of DaimlerChrysler, Ford and Ballard that is responsible for overseeing and coordinating the Vehicular Alliance fuel cell program, proposing solutions for issues that may arise between the parties and implementing the processes for resolution of disputes and the termination of the Vehicular Alliance.

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Resolution Process.  Where the parties are unable to agree on a technological issue with respect to a Vehicular Alliance program, the issue may be referred to the Alliance Steering Group for resolution. If the Alliance Steering Group cannot achieve unanimous agreement, then the issue may be referred to our board of directors.

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If our board of directors decides that our suggested solution should be implemented and DaimlerChrysler and Ford determine not to adopt such solution, each of DaimlerChrysler and Ford will be released from its respective applicable non-competition obligations, but only to the extent necessary to implement its suggested solution for the technology that was the subject of the dispute as well as its respective purchase obligations in respect of products incorporating Ballard’s suggested solution. Each of DaimlerChrysler and Ford is required to take actions reasonably possible to minimize the scope and application of these releases to limit any negative impact on us. We have the right to acquire each of DaimlerChrysler’s and Ford’s intellectual property relating to PEM fuel cells arising out of the implementation of their suggested solution for the technology at their cost. If we exercise that right and implement DaimlerChrysler’s and Ford’s suggested technological solution, the limited releases granted to DaimlerChrysler and Ford will terminate. If we decide not to manufacture the product that would result from the implementation of DaimlerChrysler’s and Ford’s suggested technological solution, each of them will have the right to manufacture the particular product in question in connection with that Vehicular Alliance program and, if required, have a right to obtain a royalty-bearing licence to any Ballard intellectual property necessary to implement such solution.

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Term and Termination Rights.  The term of the Vehicular Alliance continues until 2021 and is subject to early termination by DaimlerChrysler or Ford in the event of a fundamental breach of the agreement by us.  If DaimlerChrysler or Ford commits a fundamental breach, either non-breaching party may cause the breaching party to exit the Vehicular Alliance, in which case its rights (but not its obligations or restrictions) are terminated and the Vehicular Alliance continues between the non-breaching parties.  In the event of a take-over bid of Ballard by a third party, DaimlerChrysler and Ford may tender into the bid and exit the Vehicular Alliance.

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Under the Vehicular Alliance, in addition to the rights described above resulting from fundamental breach, each of DaimlerChrysler and Ford have the right to exit the Vehicular Alliance in the event of the critical failure of a Vehicular Alliance development program, but only after the satisfaction of a number of significant pre-conditions designed to ensure that DaimlerChrysler and Ford have first exhausted in good faith all commercially reasonable remediation efforts.  If the exit mechanism is triggered, the Vehicular Alliance will be dissolved, resulting in a number of consequences, including the following:

•

each of DaimlerChrysler and Ford will lose all its licence rights to our technology, with the exception of a limited right to practice specifically requested intellectual property rights during a bridging period of such length as may be necessary to enable DaimlerChrysler and Ford to fulfill their respective commitments to customers for maintenance and servicing of existing fleets, but not for any other purpose;

•	we will have complete freedom to enter into joint ventures or partnerships with other automotive OEMs;

•	each of DaimlerChrysler and Ford would lose its special approval rights contained in the Limited Voting Provisions (see “Share Capital and Market For Securities – Class A and Class B Share”);

•	each of DaimlerChrysler and Ford will lose its rights to appoint nominees to our board of directors;

•	each of DaimlerChrysler and Ford will lose its officer removal rights;

•	certain other provisions and restrictions, such as exclusive purchase obligations, non-competition restrictions and standstill provisions, would no longer apply; and

•	we will no longer be able to purchase intellectual property developed through either DaimlerChrysler’s or Ford’s independent research efforts.

          Cogeneration

          In 1998, Ballard and Ebara formed a jointly owned Japanese company, Ebara Ballard, to develop, market and sell stationary fuel cell products for the Japanese market.  Ebara Ballard is currently focused on the development, manufacture, marketing and sale of 1 kW residential cogeneration fuel cell systems in Japan.   Our collaboration with Ebara, through Ebara Ballard (the “Cogeneration Alliance”), has helped us integrate our PEM fuel cells into products for limited commercial sale, provided access to end users in Japan and given us access to funding for the development of our residential cogeneration fuel cell products.

          We and Ebara have each granted intellectual property licenses to Ebara Ballard for the production and manufacture of stationary fuel cell systems in Japan and in particular, the 1 kW residential cogeneration fuel cell system.  In 1998, we granted Ebara Ballard an exclusive, royalty-free license to our intellectual property to manufacture, market, sell, distribute and service stationary power systems (excluding the PEM fuel cell) in Japan.  As long as this license is in place, (a) Ebara Ballard must purchase PEM fuel cells exclusively from us, (b) we must sell PEM fuel cells for stationary fuel cell products in Japan only to Ebara Ballard, (c) neither Ebara nor Ebara Ballard can compete with Ballard in the business of PEM fuel cells, (d) Ebara cannot compete with Ebara Ballard or Ballard in the business of stationary PEM fuel cell power systems, and (e) Ballard cannot compete with Ebara Ballard in the business of stationary PEM fuel cell power systems in Japan.

          On September 29, 2005, we completed a transaction with Ebara and Ebara Ballard that covers a broad range of activities that will enhance our competitive position and commitment to the Japanese residential cogeneration market and will provide funding for the development of our third generation fuel cell residential cogeneration power generator.  Under its terms:

•

we receive $18 million over four years for the ongoing development of the current and next generation 1 kW residential cogeneration fuel cell, subject to the completion of work pursuant to technical milestones under the development program;

•

Ebara Ballard gains rights, over time, through an exclusive, royalty-bearing license, to assemble, service, develop, manufacture and sell stationary cogeneration fuel cells in Japan, as part of a joint long-term strategy to localize development and manufacturing in Japan for the Japanese market; and

•	we retain all rights related to stationary cogeneration fuel cell markets outside of Japan.

          As a result of the transaction, we received an equity investment from Ebara of $11.7 million in two equal payments. The first half of the equity investment was received at closing, with the payment by Ebara of $5,850,000 in exchange for 1,004,178 of our common shares. The second half of the equity investment was received in October 2006 with the payment by Ebara of $5,850,000 in exchange for a further 1,022,549 of our common shares.

          Ebara’s and our rights as shareholders of Ebara Ballard are governed by a shareholders’ agreement.  We and Ebara are entitled to representation on the board of directors of Ebara Ballard proportionate to our relative shareholdings in Ebara Ballard.  The shareholders’ agreement provides for certain put and call rights in respect of each shareholder’s ownership, which may only be exercised in cases of default or where certain significant corporate actions have taken place against the objections of one of the shareholders.

          We continue to work with Ebara, Ebara Ballard and Tokyo Gas following the February 2005 Tokyo Gas limited commercial launch of the Ebara Ballard 1 kW residential cogeneration fuel cell system.  We continue to work with Nippon Oil Company following the launch of a 1 kW kerosene residential cogeneration fuel cell system in 2006.  Further, we have extended a collaboration agreement for an additional two years with Toho Gas, Japan’s third largest natural gas supplier, for the development of a similar PEM fuel cell power generator.

Research and Product Development

          Our research and product development strategy is to develop critical proprietary technology to support our PEM fuel cell technology and product roadmaps, with respect to key components, subsystems and processes.  Cost reduction, durability and reliability are fundamental requirements for our products to be successful in their respective markets.  For automotive PEM fuel cells volumetric power density and other attributes such as freeze-start capability are also critical requirements.  To meet customer requirements and deliver shareholder value, we operate under a technology and product portfolio management process that is based on industry best practices of increasing the focus and speed of our research and product development execution to put products into the hands of our customers.  To achieve our cost reduction goals, we have concentrated on reducing material costs (including membranes, catalysts, GDLs and flowfield plates) and designing PEM fuel cells and components that utilize high-yielding, high volume manufacturing processes while continuing to meet the performance and reliability requirements for the targeted application.  We have also formed relationships with development partners and strategic suppliers to develop specific components and technologies for integration into PEM fuel cells.

          PEM Fuel Cells

The following describes our development efforts regarding specific components of the PEM fuel cell:

          Membranes.  Our PEM fuel cells use membranes that presently represent a substantial cost component.  We actively benchmark commercially available membranes and focus, with key partners, on the development of polymers and the fabrication of a series of improved membranes for PEM fuel cell applications to achieve performance that is equivalent to, or better than, commercially available materials, but at lower cost.  We also hold patents covering key chemical compositions and applications of the membrane.  Our other achievements in this area include significant reductions in cost, increased power density and development of manufacturing processes.  We entered into a joint development agreement with Ebara to develop a pilot scale continuous manufacturing process for our proprietary BAM® grafted proton exchange membrane that concluded in November 2006.  We also have an active development relationship with DSM Solutech to develop low-cost, thin Composite Membranes based on their proprietary microporous support materials, Solupor®.

          Gas Diffusion Layers.  A GDL is a significant component of a PEM fuel cell, allowing the uniform diffusion of hydrogen and air towards the electrocatalyst.  The quality of the GDL plays an important role in the overall performance and cost of a fuel cell. We have significant internal capability to develop, design and manufacture low-cost, continuous GDLs.  This capability, in combination with our competence in membrane, bipolar plate design, electrocatalyst layers and sealing technologies, further establishes our ability to provide solutions to increase power density, enhance durability and reliability, and reduce the cost of our PEM fuel cells.  We develop, manufacture and sell GDLs for use in fuel cell products.  These products are marketed and sold to other fuel cell and MEA developers for use in their products.  These materials are available in continuous rolls.  We continue to improve on our GDL designs and manufacturing processes to further enhance performance and reduce cost.

          Membrane Electrode Assembly.  We are focused on (1) the evaluation of new processing methods, materials and technologies in an endeavour to reduce the cost, improve the performance and increase the reliability, durability and freeze-start capability of our MEAs, and (2) benchmarking of commercially available catalyst-coated membranes (“CCMs”) and MEAs.  One of the key reliability indicators is cell-to-cell variability which, in collaboration with our manufacturing efforts, we have made a significant effort to reduce across the different product platforms, thereby achieving gains in performance and a simplification of the MEA technology.  A key factor affecting freeze-start capability is the water distribution within MEAs.  Through careful manipulation of MEA design parameters, we continue to make key advances in the area of sub-zero temperature fuel cell operation.  Our strategy is to use the best CCMs or MEAs available, as determined on a product-by-product basis, to ensure that our customers receive the best performing, most reliable and most cost-effective PEM fuel cells.

          Catalysts.  We have a long-term supply agreement with Johnson Matthey PLC (“Johnson Matthey”) for catalysts used in PEM fuel cells. In addition, we are working with Johnson Matthey on improved catalysts for enhanced activity and durability.  This work has led to the issuance of several key patents.  We continue to benchmark other catalyst materials to ensure that we have access to the best, most cost-effective components for our PEM fuel cells.

          Fuel Cell Plates.  We have developed proprietary fuel cell plate and flowfield technology for improved performance and cost reduction. We also continue to work with our suppliers to further enhance the performance of their materials while improving manufacturing processes to drive cost reduction.  We also continue with benchmarking activities in this area to ensure that we have the best available components for our products.

          By leveraging the research capabilities of DaimlerChrysler, we have evaluated and continue to develop, through joint activities, the possibilities of customized metal bipolar plate materials to increase power density and reduce costs.  In collaboration with our Vehicular Alliance partners, we recently demonstrated a Ballard fuel cell design incorporating a novel metal plate technology.

          Monitoring and Control Systems.  We conduct research and development on fuel cell voltage monitoring sensing systems.  We are planning future design generations to include intelligent sensing features such as cell voltage prediction and fault tolerance strategies.

          Material Products.  We are actively developing woven and non-woven carbon-based substrate materials for PEM fuel cells and other commercial applications.  The design of these new materials allows higher performance in systems and lower cost.  In addition, we are developing highly engineered friction materials for use in automotive drive trains, which allow automatic transmissions to operate more smoothly and vehicles to achieve better fuel economy.

Intellectual Property

          Our intellectual property strategy is to identify and protect key intellectual property developed by us and to use and assert such intellectual property to our competitive advantage.  We believe such a strategy will assist us to be first to market with superior technology and to sustain a long-term competitive advantage in our target markets.

          We use patents as the primary means of protecting our technological advances and innovations.  We file patents on all aspects of the technology we develop.  The portfolio includes patents related to our PEM fuel cell designs, fuel processing, power electronics, inverters, components, materials, manufacturing processes, operating techniques and systems.  Our intellectual property program also includes a strong competitor monitoring element.  We actively monitor the patent position, technical developments and market activities of our competitors.

          As of March 20, 2007, we have approximately 200 U.S. granted patents and 315 non-U.S. granted patents.  In addition, we have approximately 70 U.S. published patent applications, 280 published non-U.S. patent applications, and exclusive and non-exclusive license rights to additional intellectual property from a number of third parties, including licenses to approximately 850 patents and patent applications.  Our patents will expire between 2007 and 2027.

          We will continue to take a strategic approach to the development and maintenance of the patent portfolio, ensuring that our patent strategy is carefully aligned with our business strategy.  We review our patent portfolio regularly with a focus on continuing to protect our key technology.  Our corporate strategy to focus on Ballard’s core technologies is reflected in our intellectual property strategy.  We will also look at strategies to realize value from intellectual property that is not deemed core to our business.  Our patent portfolio continues to be one of our most important assets, which we intend to use to protect our lead in the market and to support our business objectives.

Manufacturing

          Our fuel cell manufacturing facility is located at our corporate headquarters in Burnaby, British Columbia and is designed to provide the manufacturing capacity necessary to meet expected customer demand through our initial market introduction phase for our automotive and power generation products.  We expect demand for our PEM fuel cells to increase following the commercial introduction of PEM fuel cell products and to require increased manufacturing capacity.  We will either build that capacity to meet the increased demand or outsource some or all of the manufacturing requirements.  In some circumstances, we may choose to license part or all of the manufacturing for a particular PEM fuel cell application or customer on a royalty-bearing basis.

          In Burnaby, we currently have an Integrated Management System registered to ISO/TS 16949, ISO 9001, ISO 14001 and OHSAS 18001 standards.  These registrations reflect our approach to achieving best business system practices in the areas of Quality, Environment, Health and Safety.  We have also developed expertise in the testing of all aspects of PEM fuel cells and components.  We subcontract some process steps or assemblies to minimize investment in capital equipment, particularly in the case of processes that will eventually be replaced by new manufacturing methods or materials and non-core technology processes.  We have developed strategic relationships with key suppliers to ensure that a timely supply of key components.  Additionally, we have established relationships with key material suppliers to enhance the quality and suitability of components supplied and to assist in the development of our PEM fuel cells.

          Many of the components we use to manufacture our PEM fuel cell products are unique and may require long lead times to order.  Certain components used in our PEM fuel cell products have been developed to our specifications under development and supply contracts. These development and supply agreements provide that the intellectual property created by the design of these components is owned exclusively by us, jointly by us and the supplier, or solely by the supplier, depending upon whether we have assumed any of the development costs.

          Our facility in Lowell, Massachusetts, where we produce our carbon fiber products, is also ISO 9001 and QS 9000 registered.  The experience of our operations in Lowell in continuous roll to roll manufacturing processes and as a Tier 1 automotive supplier will be valuable to us as we move into commercial production in our Burnaby manufacturing facility and as we leverage our established quality and manufacturing practices.

Facilities

          We currently have the following principal facilities:

•

a 116,797 square foot (10,850 square meter) facility in Burnaby, British Columbia, owned by us, that houses our corporate headquarters, our PEM fuel cell development and testing activities and certain of our executive and administrative offices;

•	a leased 112,000 square foot (10,398 square meter) facility in Burnaby, British Columbia that houses our operations staff and our manufacturing facilities;

•

a leased 4,198 square foot (390 square meter) facility in Kirchheim/Nabern, Germany that services our customers, manages our European sales and business development activities and coordinates our development activities with DaimlerChrysler and Ford; and

•	a 137,000 square foot (12,728 square meter) facility in Lowell, Massachusetts, owned by us that is used for the development and manufacture of carbon materials.

          We have sublet an area totalling 7,000 square foot (650 square meters) composed of office space in our leased facility in Burnaby, British Columbia. We are also pursuing a second subtenant for 24,000 square feet (2,230 square meters) of additional vacant office space in the leased facility in Burnaby.  The remaining 17,000 square feet (1,580 square meters) of office space, as well as the manufacturing facility (64,000 square feet/5,948 square meters), will be retained for our use.

          We are committed to developing and manufacturing products, and operating all of our facilities, in full compliance with all applicable local, regional, national and international environment, health and safety regulatory standards.  Our commitment is reflected in our corporate Quality, Safety and Environmental Policy and Guiding Principles, and our underlying programs and initiatives.  We have completed a detailed environmental assessment of our operations in Burnaby.  In turn, we have developed policies, procedures, and work instructions to manage environmental matters including air, water, and waste management and reduction, transportation of dangerous goods, environmental impact and hazard assessment, and internal and external recycling programs.

Competition

          Due to the wide range of possible applications for PEM fuel cells and the significant size of potential markets, the number of companies developing and marketing fuel cells and related components has grown over the past several years.  Industry growth increases public awareness of the benefits of fuel cells, helps increase government support of fuel cell commercialization, and builds a supply base for fuel cell components and enabling technologies.

          Competition for our products comes from existing power technologies, improvements to existing technologies and new alternative technologies.  Each of our target markets is currently served by manufacturers that offer proven and widely accepted technologies, and have established customers and suppliers.  In each of our target markets, there are also competitors developing alternative power technologies.

          A number of companies, national laboratories and universities in North America, Europe and Asia are developing PEM fuel cells and PEM fuel cell systems.  Some of the companies involved in PEM fuel cell development include Ceres Power, Distributed Energy Systems Corporation, Fuji Electric, General Motors, Honda, Hydrogenics, IdaTech, ITM Power Ltd., Matsushita Electric Industrial, Mitsubishi Electric, Mitsubishi Heavy Industries, Motorola, Nissan, Nuvera, Plug Power, ReliOn, Sanyo, Siemens, Toshiba, Toyota and UTC Fuel Cells.  Companies with programs for fuel cells other than PEM fuel cells include Acumentrics, FuelCell Energy, Fuji Electric, General Electric, Hitachi Corporation, Kyocera, Mitsubishi Materials Corporation, NEC, Siemens Westinghouse, Toshiba and UTC Fuel Cells.  Some of the companies that develop or plan to develop MEAs, or MEA components, include 3M, BASF, Dow, DuPont, Ion Power, Johnson Matthey, Polyfuel, TKK, Umicore and W.L. Gore & Associates.

          Automotive

          Existing Technology.  ICEs power almost all motorized vehicles sold today.  PEM fuel cell engines have a number of advantages over ICEs, including the ability to operate without harmful emissions and with higher efficiency.  In addition, PEM fuel cell engines operate with very little noise and vibration, have fewer moving parts, and can provide equivalent or better performance.  However, ICEs currently have widespread consumer acceptance and are produced at commercially viable prices.  Further, automotive manufacturers and fuel companies have invested heavily in the use of ICEs and the accompanying fuelling infrastructure.

          Automotive manufacturers and others are devoting significant resources to the continued development of efficient, low polluting ICEs, leading to significant advances in both gasoline and diesel fuelled ICE technology.  Current ICEs pollute far less than past ICEs and vehicles powered by certain low polluting ICEs may receive partial ZEV credit under California regulations.

          PEM Fuel Cells. Our primary competition for PEM fuel cell technology for the automotive market comes from automotive manufacturers such as GM, Honda and Toyota, and from UTC Fuel Cells, which supplies fuel cell systems to automotive manufacturers.  These companies have devoted significant resources to PEM fuel cell technology development and have demonstrated PEM fuel cell prototype vehicles.  Over the last few years, we have seen the competition between automotive companies intensify, with many companies already demonstrating vehicles in small fleets throughout North America, Europe, Asia and Australia.  We may also face competition from companies selling PEM fuel cell components.

          Other Emerging Technology.  Among the emerging technologies in the automotive market, PEM fuel cell engines face competition primarily from ICE hybrids and, to a lesser extent, batteries.  Vehicles using these technologies have been produced and sold by major automotive manufacturers.

          Research and development in battery technology is being conducted to improve performance, reduce weight, lower cost and decrease recharging time.  Advanced batteries developed to date cannot provide an electric vehicle with the performance and consumer convenience of an ICE powered vehicle.  PEM fuel cells can, however, complement the use of batteries in combined battery/fuel cell-powered systems.

          The market for ICE hybrid vehicles on the market has increased considerably.  Most automotive manufacturers have announced plans for new or additional ICE hybrids over the next couple of years.  Although battery-powered vehicles can meet the strict requirements for ZEVs, ICE hybrids cannot, although they may be eligible for a partial credit.  Ultimately, we view the development of ICE hybrid vehicles as a complementary bridging technology for PEM fuel cell vehicles, given some of the common technology requirements.

          Power Generation - CoGeneration

          Existing Technology.   Ebara Ballard’s 1 kW residential cogeneration power generator competes primarily against ICE based systems, the electrical grid and standard hot water heaters.

          PEM Fuel Cells.  We believe that PEM fuel cells have a competitive advantage over existing and emerging technologies where noise, vibration, emissions, permitting and variable operating requirements have to be met.  PEM fuel cells also offer operating cost advantages over some existing technologies in target markets.  We also believe that PEM fuel cell technology can be superior to alternative fuel cell technologies in our target markets, in terms of electrical efficiency, lifetime, responsiveness to load changes and cost.  For applications that operate at higher base loads, higher temperature fuel cells, such as molten carbonate and solid oxide fuel cells, are more appropriate than PEM fuel cells.

          There are a number of companies actively involved in the manufacture of PEM fuel cells for the cogeneration market.  These companies include Matsushita Electric Industrial, Mitsubishi Heavy Industries, Sanyo, Toshiba, Toyota, and Plug Power.

          Emerging Technology.  Emerging technologies for the small to mid-sized continuous power generation market in Japan include advanced ICE based systems and solid oxide fuel cells.  Competitors using or developing these technologies include Honda, in the case of advanced ICE based systems, and Acumentrics, Kyocera, Mitsubishi Materials and Siemens Westinghouse in the case of solid oxide fuel cells.

          Power Generation - Back-up Power

          For the back-up power market, we provide PEM fuel cell technology for portable and stationary applications.

          Existing Technology.  The back-up power market is currently dominated by ICEs and batteries.  We believe that PEM fuel cells are superior to ICEs in many applications because of their ability to operate quietly, without pollution and vibration, as well as their potential for significantly higher reliability.  We believe that PEM fuel cells are superior to batteries, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

          PEM Fuel Cells.  Companies developing PEM fuel cell systems for back-up power applications include, Hydrogenics, IdaTech, Plug Power, Proton Energy Systems and ReliOn.   We seek to gain competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.  Some of our competitors purchase, or are considering the purchase of, PEM fuel cells from us for use in some of their power generation products.

          Emerging Technology.  Advanced battery technology continues to make modest progress in the back-up power generation market in areas where ICEs cannot be used due to their reliability, emissions, vibration and/or noise profiles.  However, advanced battery technologies still require lengthy recharging and in many cases cannot meet desired run times without requiring substantial space.  These issues are addressed by PEM fuel cell technology.

          Power Generation - Materials Handling

          In the materials handling market, we provide PEM fuel cell technology for class 1, 2 and 3 electric lift-trucks, AGVs and GSEs.

          Existing Technologies.  Class 1, 2 and 3 lift-trucks are currently dominated by battery-powered solutions. (ICE-power is typically seen as the solution for lift-trucks in classes 4, 5, 6 and 7.)  Class 1 electric motor rider trucks generally require 7 to 12 kilowatts net power, while class 2 narrow aisle trucks generally require 6 to 10 kilowatts net power, and class 3 electric motor hand trucks generally require 2 to 2.5 kilowatts net power.  We believe that PEM fuel cell systems are superior to batteries in class 1, 2 and 3 lift-trucks because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

          PEM Fuel Cells.  Companies developing PEM fuel cell systems for materials handling applications include Toyota, Linde, Jungheinrich, NACCO, Mitsubishi, Crown, Komatsu, Hydrogenics, and Nuvera.  We seek to gain a competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.  Some of our competitors purchase, or are considering the purchase of, PEM fuel cells from us for use in some of their materials handling products.

          Emerging Technology.  Advanced battery technology continues to make progress in the materials handling market.  However, advanced battery technology still requires significant time for recharging and in many cases cannot meet desired run times without requiring substantial space.  These issues are addressed by PEM fuel cell technology.

Fuel Cells

          How Fuel Cells Work

          A fuel cell is an electrochemical device that produces electricity from hydrogen and oxygen without combustion.  Hydrogen fuel which can be obtained from methanol, natural gas, kerosene, petroleum or water (through electrolysis) and oxygen from the air, are combined in a fuel cell to produce electricity, with usable heat and water vapour as the by-products.  This is the reverse of the process of electrolysis by which water can be split into hydrogen and oxygen by passing an electric current through the water.  A fuel cell, by the nature of its operating principles, is efficient, extracting more electricity from a fuel than combustion based technologies.  ICEs operate by converting fuel into heat, heat into mechanical energy and mechanical energy into electric power.  The efficiency of this multi-step conversion process is affected by heat and friction losses.  By contrast, fuel cells convert fuel directly into electricity, thus minimising energy losses and reductions in operating efficiency.  In addition, because fuel cells do not use combustion, they do not produce air pollutants, which are by-products of combustion.  Unlike a battery, a fuel cell does not require recharging.  It will provide power as long as fuel is supplied.

          The following diagram illustrates how a PEM fuel cell produces electricity.  The core of the PEM fuel cell consists of two electrodes, the anode and the cathode, separated by a polymer membrane electrolyte.  Between the polymer and each electrode is a thin layer of platinum catalyst.  Hydrogen fuel dissociates into free electrons and protons (positive hydrogen ions) in the presence of the platinum catalyst at the anode.  The free electrons are conducted in the form of usable electric current through an external circuit.  The protons migrate through the membrane electrolyte to the cathode.  At the cathode, oxygen from air, electrons from the external circuit and the protons combine to form water and heat.  The membrane and two electrodes are sandwiched between two flowfield plates that funnel the hydrogen and air to the electrodes and form a single PEM fuel cell.  Single fuel cells can be combined into a fuel cell stack, with the number of fuel cells in the stack determining the amount of voltage and the surface area of the cells determining the current.  Fuel cells are modular and can be designed to provide the required voltage and power the customer requires.

HUMAN RESOURCES

          As at December 31, 2006, we had approximately 605 employees in Canada, the U.S. and Germany, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, business development, finance, human resources, information technology and business management (this number decreased to 546 after the sale of our electric drive operations).  Our employees are not represented by any labour union.  Each employee must agree to confidentiality provisions as part of the terms of his or her employment and certain employees have also executed non-competition agreements with us.

SHARE CAPITAL AND MARKET FOR SECURITIES

          Our authorized share capital consists of an unlimited number of common shares, an unlimited number of preferred shares, one Class A share and one Class B share.  As at March 20, 2006, our issued share capital consisted of 114,589,047 common shares (the “Outstanding Shares”), one Class A share and one Class B share.  Our common shares are listed and trade on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the symbol “BLDP”.

          The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2006:

	TSX		NASDAQ

	Price range (CDN)	Average Volume traded (#)	Price range (U.S. )	Average Volume traded (#)

January	4.70-6.52	285,200	4.04-5.71	668,200
February	5.83-7.44	247,230	5.08-6.50	805,900
March	6.72-8.50	205,726	5.81-7.28	497,000
April	7.96-14.92	727,947	6.78-13.14	2,892,600
May	7.49-11.44	270,709	6.30-10.30	1,407,000
June	6.12-8.25	180,222	5.47-7.54	719,600
July	6.00-7.37	134,320	5.24-6.55	534,500
August	6.25-7.10	82,054	5.56-6.40	303,400
September	5.64-6.89	186,750	5.05-6.20	415,800
October	6.06-8.20	201,447	5.37-7.32	680,700
November	7.39-9.15	136,786	6.56-8.02	526,200
December	6.55-8.23	124,957	5.63-7.25	481,000

          The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefore and to receive our remaining property, after satisfaction of all outstanding liabilities, on liquidation, winding-up or dissolution.

          Our preferred shares are issuable in series and our board of directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.  Currently there are no preferred shares outstanding.

Class A Share and Class B Share

          Our Class A share and our Class B share are held by DBF Pref Share Holdings Inc. (“DBF”), a corporation owned by Ballard (50%), DaimlerChrysler (25%) and Ford (25%).  The rights attached to these shares permit DaimlerChrysler and Ford to exercise their rights to appoint directors to our board and permit DaimlerChrysler and Ford appointees to our board to exercise rights pursuant to the Limited Voting Provisions.

          The Limited Voting Provisions provide that certain decisions of our board of directors may not be undertaken without approval by a number of directors equal to one director more than a majority of the directors who are entitled to vote and who do vote on such decision, including at least one of the directors appointed by DaimlerChrysler or Ford.  As a result, the decisions of our board of directors which are subject to the Limited Voting Provisions cannot be undertaken if all DaimlerChrysler and Ford appointees to our board of directors attend the meeting and vote against the matter under consideration.  If any director appointed by DaimlerChrysler or Ford is absent or abstains, a simple majority will suffice to effect a decision, which majority need not include any of the directors appointed by DaimlerChrysler or Ford.

          The decisions of the board that are subject to the Limited Voting Provisions are as follows:

(a)	the reduction in the size of our board of directors below 12 directors;

(b)	the sale of substantially all of our business, or of the assets, property or intellectual property owned by us or our subsidiaries;

(c)	any mortgage, grant of security interest, pledge or encumbrance on all or substantially all of the assets, property or intellectual property of us and our subsidiaries;

(d)	any amalgamation, arrangement or statutory reorganization of us with another entity other than a subsidiary of ours;

(e)

any amendment or restatement of our articles or amendments to our by-laws that are inconsistent with the terms of any agreement to which DaimlerChrysler, Ford, DBF and Ballard are parties dated August 31, 2005;

(f)	the voluntary commencement of bankruptcy or similar proceedings by us or any of our subsidiaries;

(g)	a reduction in our stated capital;

(h)	any change in our name;

(i)	a consolidation (reverse split) of our common shares;

(j)	the approval of our annual business plan or budget and any changes thereto, and the approval of, or any material change to, our strategic plan;

(k)

any capital investment (or sale) by us or a wholly-owned subsidiary of ours that is not included in an approved budget if the amount of such investment (or sale) together with all other such unbudgeted investments (or sales) made in the same calendar year, would exceed the greater of (i) CDN $15 million before January 1, 2008, and CDN $30 million after December 31, 2007, and (ii) the lesser of 25% of our total capital budget (including those of our wholly-owned subsidiaries) for such calendar year and CDN $100 million;

(l)

any investment by way of cash, property or securities (or sale of an investment) by us or any of our wholly-owned subsidiaries in another person (other than a wholly-owned subsidiary of ours) or a sale of a wholly-owned subsidiary, other than investments (or sales) provided for in an approved budget, that exceeds the greater of (i) CDN $25 million, and (ii) the lesser of 25% of our total budget for investments in persons (other than wholly-owned subsidiaries) for such calendar year and CDN $100 million; and

(m)

other than as provided in an approved business plan or budget and subject to the requirements dealing with capital investment (or sale) or other investments (or sale) described above, (i) the borrowing of money, granting of security, guarantying of liabilities and obligations of another person (other than liabilities or obligations of wholly-owned subsidiaries) in excess of CDN $50 million in any calendar year, or (ii) the incurrence of liabilities and other obligations, other than in the ordinary course of business, in excess of CDN $25 million in any calendar year.

          The Limited Voting Provisions will cease to apply to DaimlerChrysler and Ford collectively if they do not own in the aggregate at least (i) 25% of our outstanding common shares, not including shares we issue in connection with an acquisition of, or an investment in, a third party that is subject to the Limited Voting Provisions, and (ii) 20% of all of our outstanding common shares. In addition, the Limited Voting Provisions will cease to apply to DaimlerChrysler and Ford collectively if either of them (i) sells their Ballard Base Shares to a third party, (ii) no longer owns a sufficient number of our common shares to elect a director, or (iii) fails to elect a director when entitled to do so.

          If the Limited Voting Provisions cease to apply to DaimlerChrysler and Ford collectively, it will be possible for the Limited Voting Provisions to apply to either of them individually if either DaimlerChrysler or Ford first owns at least 33.75% of our outstanding common shares or all of the Ballard Base Shares of the other party, and then retains ownership of their Ballard Base Shares and at least (i) 25% of our outstanding common shares, not including shares we issue in connection with an acquisition of, or an investment in, a third party that is subject to the Limited Voting Provisions, and (ii) 20% of all of our outstanding common shares.

Share Incentive Plans

          Our active share incentive plans include share option plans, share distribution plans, deferred share unit plans, a restricted share unit plan and an option exchange plan (collectively, the “Share Incentive Plans”).

          Each of the Share Incentive Plans is subject to adjustment upon the occurrence of certain events, such as a subdivision or consolidation of our common shares, and the issuance of any stock dividends to our shareholders, among others.  Subject to any applicable approval required in the circumstances from the TSX, or any other stock exchange or securities regulatory agency, our board of directors may amend or terminate any of the Share Incentive Plans, as it deems necessary or appropriate; provided however, that the board of directors is not entitled to reduce the exercise price of an option granted under the 2002 Option Plan.  The written consent of any holder of stock options, deferred share units or restricted share units outstanding under any Share Incentive Plan shall be required if the amendment or termination of that plan adversely affects that holder’s rights with respect to such security.  In general, any share option, deferred share unit or restricted share unit granted or issued under a Share Incentive Plan is not assignable by its holders except that in the event of the holder’s death it may be transferred to the holder’s personal representative(s).

          Share Option Plans

          During 2003, we changed our compensation philosophy in relation to option grants for directors, officers and employees.  We ceased the practice of granting options to our directors, and have significantly reduced the number of options being granted to our officers and employees.

          The key provisions of our 2002 share option plan dated for reference March 1, 2002, as amended June 21, 2002, July 27, 2002, March 8, 2006 and March 14, 2007 (the “2002 Option Plan”), are as follows:

•

All grants of options are made by our board of directors, on the recommendation of our Chief Executive Officer and the Management Development, Nominating & Compensation Committee.  All officers and employees of Ballard and its subsidiaries are currently eligible to participate in the 2002 Option Plan.

•

The exercise price of an option is determined by our board of directors and is to be no less than the closing price per share of our common shares on the TSX on the last trading day before the day the option is granted.

•

Options may have a term of up to 10 years from the date of grant, and unless otherwise determined by our board of directors, vest in equal amounts on the first, second and third anniversaries of the date of grant.  Vesting of options may be accelerated in certain cases.  If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event.  An accelerated vesting event occurs when:

	(a)	a person makes a take-over bid that could result in that person acquiring at least two-thirds of our voting shares;

	(b)	any person or persons acting in concert acquire at least two-thirds of our voting shares;

	(c)	a person purchases all or substantially all of our assets; or

	(d)	we join in any business combination that results in our shareholders owning one-third or less of the voting shares of the combined entity.

•	The number of common shares reserved for issue:

	(a)	to any person under all of our stock option plans may not exceed 5% of the Outstanding Issue (as defined in the plans, such 5% as of December 31, 2006 being 5,710,629 common shares);

(b)

to insiders of Ballard, as a group, under this plan and any other share compensation arrangements may not exceed 10% of the Outstanding Issue (such 10% as of December 31, 2006 being 11,421,258 common shares)

	(c)	to any insider of Ballard or his or her associates, under this plan and any other share compensation arrangements of Ballard within a one-year period may not exceed 5% of the Outstanding Issue.

•

Generally, an optionee has either 30 or 90 days to exercise an option after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for us, as the case may be, except that more time is allowed (subject to the option’s expiry date) in the case of the optionee’s death, retirement or disability.

          The provisions of our 1995, 1997 and 2000 share option plans are substantially similar to those of our 2002 Option Plan.  As of December 31, 2006, a total of 3,611,881 common shares had been issued under all of these option plans, and a total of 5,840,858 common shares were issuable on the exercise of the then outstanding options (being 3.2% and 5.1%, respectively, of our Outstanding Shares).  The maximum number of common shares that may be allotted for issuance or issued under all these plans, collectively, is 12,233,511 common shares (being 10.7% of our Outstanding Shares).

          Share Distribution Plans

          The key provisions of our 2003 share distribution plan dated for reference May 22, 2003, as amended December 5, 2003, December 3, 2004, March 8, 2006 and March 14, 2007 (the “2003 Share Distribution Plan”), are as follows:

•

The 2003 Share Distribution Plan permits our common shares to be issued to employees, officers and directors of Ballard and its subsidiaries.  All issuances of common shares under our 2003 Share Distribution Plan are made by our board of directors, on the recommendation of the Chief Executive Officer and the Management Development, Nominating & Compensation Committee.  The purposes of grants under the 2003 Share Distribution Plan are to:

	(a)	annually recognize, in accordance with our bonus plans, contributions made by the recipients;

	(b)	satisfy directors’ annual retainers, including redemption of deferred share units issued pursuant to the Directors’ DSU Plan (as defined below);

	(c)	satisfy any redemption of deferred share units issued pursuant to the Executive Officers’ DSU Plan (as defined below);

	(d)	enable us to satisfy any redemption of any restricted share units issued pursuant to our RSU Plan (as defined below);

	(e)	enable us to attract key employees by issuing shares as a signing bonus; and

	(f)	enable us to settle contractual amounts payable as a result of termination or statutory severance payments owing to employees which would otherwise be payable in cash.

•

The issue price of the common shares granted under the 2003 Share Distribution Plan must not be less than the last closing price per share for our common shares on the TSX or NASDAQ on the date that our board of directors approves the issuance, or a price otherwise determined by our board of directors.

•	The number of our common shares that may be issued under the 2003 Share Distribution Plan:

	(a)	to our insiders, may not exceed 10% of the Outstanding Issue (as defined in the plan) at that time; and

	(b)	to any one insider and his or her associates, within a one-year period, may not exceed 5% of the Outstanding Issue at that time.

•

The aggregate number of common shares that may be issued under the 2003 Share Distribution Plan to directors (other than directors who are also officers of Ballard or any of its subsidiaries) cannot exceed 200,000 common shares.

          The provisions of our 2000 share distribution plan are substantially similar to those of our 2003 Share Distribution Plan, except that the 2000 share distribution plan does not provide that common shares may be issued for conversions or redemptions of restricted share units or deferred share units.  As of December 31, 2006, a total of 1,857,362  common shares had been issued under these plans, and a total of 805,188 common shares had been reserved under the 2003 Share Distribution Plan for issuance upon any future redemption or conversion of outstanding deferred share units and restricted share units (being 1.6% and 0.7%, respectively, of our Outstanding Shares).

          Deferred Share Unit Plans

          Effective September 16, 2003, we implemented a deferred share unit plan for our independent directors, as amended on December 9, 2005 and March 9, 2007 (the “Directors’ DSU Plan”), and effective December 15, 2003, we implemented a deferred share unit plan for our executive officers, as amended on December 9, 2005, February 19, 2007 and March 14, 2007 (the “Executive Officers’ DSU Plan”).

          A deferred share unit (“DSU”) is a notional common share having the same value as one of our common shares at the time of grant.  The DSU, however, cannot be redeemed until such time as the director leaves the board of directors or the executive officer leaves us, and its value on redemption would be based on the value of our common shares at the time of issuance.  The Directors’ DSU Plan and the Executive Officers’ DSU Plan provide the financial equivalent of an ongoing equity interest in us through our directors’ and executive officers’ periods of service to us.  Common shares reserved under our 2003 Share Distribution Plan or a successor plan will be used to satisfy the redemption of DSUs issued pursuant to the Directors’ DSU Plan and the Executive Officers’ DSU Plan.  As of December 31, 2006, a total of 69,889 common shares had been issued and a total of 184,825 common shares had been reserved for issue under the 2003 Share Distribution Plan for the redemption of any then outstanding DSUs (being 0.06% and 0.2%, respectively, of our Outstanding Shares).

          Under the Directors’ DSU Plan, each independent outside director elects annually the proportion (zero to 100%) of his or her annual retainer that he or she wishes to receive in DSUs or our common shares. Under the Executive Officers’ DSU Plan, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by our board of directors) in partial or full payment of his or her annual bonus, which otherwise is usually paid in our common shares.

          DSUs will be credited to an account maintained for each eligible person by us.  The number of DSUs to be credited to an eligible person will be determined on the date set by the board of directors by dividing the amount of eligible remuneration to be deferred into DSUs by the fair market value per share on that date, being a price not less than the closing sale price per share at which our common shares are traded on the TSX or NASDAQ on the relevant date.  On any date on which a dividend is paid on shares, an eligible person’s account will be credited with the number of DSUs calculated by (i) multiplying the amount of the dividend per share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend, and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of our common shares on the date on which the dividend is paid.

          A departing director or executive officer may receive common shares in respect of the DSUs credited to that person’s account (at the ratio of one common share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax).

          Restricted Share Unit Plan

          Effective December 3, 2004, we implemented a restricted share unit plan (the “RSU Plan”) for employees of Ballard and its subsidiaries, as amended March 14, 2007, to recognize their contributions and to provide an incentive which aligns their interests with those of our shareholders.   The vesting of restricted share units (“RSUs”) issued under this plan occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by our board of directors and to earlier vesting upon the occurrence of any Accelerated Vesting Event (as defined in the RSU Plan).  Each RSU is convertible into one common share, which will be issued under our 2003 Share Distribution Plan or a successor plan.  As of December 31, 2006, no common shares had been issued under the RSU Plan, and a total of 620,363 common shares had been reserved for issuance under the 2003 Share Distribution Plan upon the conversion of any then outstanding RSUs (being 0.5% of our Outstanding Shares).

          All RSUs awarded to a participant under the RSU Plan will expire, and the participant will no longer be entitled to receive any common shares upon conversion of those RSUs, on the last day on which the participant works for Ballard or any of its subsidiaries (except that in the event of the participant’s death or total disability, the performance criteria and conditions specified in the participant’s award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into shares).

          Ballard/Ballard Generation Systems Inc. (“BGS”) Option Exchange Plan

          We established a Ballard/BGS option exchange plan (the “Ballard/BGS Option Exchange Plan”) dated for reference February 21, 2000 to provide our officers and employees who were employees of BGS with a right to exchange the shares of BGS they may acquire on the exercise of BGS options for our common shares.  The number of our common shares they will receive is determined according to an exchange ratio under which they will receive common shares as if they had received an option from us at the time of, and instead of, the option they received from BGS.  The exchange ratio is based upon the ratio between the exercise price of the BGS share option that was granted and the closing price of our common shares on the TSX on the date the BGS share option was granted.

          The exchange mechanism set out in the Ballard/BGS Option Exchange Plan was amended effective December 5, 2003.  Under the amended plan, outstanding BGS options will be exchanged for options to purchase that number of our common shares that would have been acquired under the prior share exchange mechanism.  There was no change in the exchange ratio or the number of our common shares issuable.  The options covered by this plan expire on or before December 9, 2009.  As of December 31, 2006, a total of 155,890 of our common shares had been issued and a total of 53,492 common shares had been reserved for issue upon the exercise of the options then outstanding under the Ballard/BGS Option Exchange Plan (being 0.1% and 0.05%, respectively, of our Outstanding Shares).

DIVIDEND RECORD AND POLICY

          To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.

DIRECTORS AND OFFICERS

Board of Directors

          The following chart provides the following information as of March 20, 2007: the name and province or state of residence of each of our directors, each director’s principal occupation during the past five years, the period of time each has served as a director and the number of shares and DSUs beneficially owned or controlled by each of them.  The term of office of each director expires at the conclusion of our next annual shareholders’ meeting.

Name and Province/State of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled(6)

John Sheridan British Columbia, Canada	President and Chief Executive Officer of the Corporation since February 2006. Interim President and Chief Executive Officer of the Corporation from October 2005 to February 2006. President and Chief Operating Officer, Bell Canada (telecommunication services) from 2000 to 2003.	2001	58,213	57,942

Ian A. Bourne Alberta, Canada	Corporate Director. Executive Vice President, TransAlta Corporation (electricity generation and marketing) from 1998 to 2006. Chief Financial Officer, TransAlta Corporation from 1998 to 2006.	2003	1,824	42,091

Name and Province/State of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled(6)

Ed Kilroy Ontario, Canada	Chief Executive Officer, Symcor Inc. (business process outsourcing services) since January 2005. President, IBM Canada Ltd. (information technology) from 2001 to 2004.	2002	2,424	24,456

Dr. C.S. Park California, USA	Chief Executive Officer of Maxtor Corporation (storage solutions and hard disk drives) from November 2004 to May 2006. Managing Director, Investment Partner and Senior Advisor, H&Q Asia Pacific (private equity investment) from November 2002 to September 2004.	2007	2,001	Nil

David Prystash(3) Michigan, U.S.A.	Controller of Global Product Development, Ford (automotive manufacturer) since January 2005. Executive Director of Pre-Owned and Remarketing Strategy, Ford from 2003 to 2005. Controller, North America Product Programs, Ford from 2001 to 2003.	2004	Nil (4)	Nil

Dr. Gerhard Schmidt(3) Michigan, U.S.A.	Vice President, Research and Advanced Engineering, Ford (automotive manufacturer) since 2003. Vice President, Research, Ford from 2001 to 2003.	2001	Nil (4)	Nil

Dr. –Ing. Hans- Joachim Schöpf(2) Germany	Retired. Executive Vice-President, Development, Mercedes Car Group (automotive manufacturer) from 1999 to 2004.	2001	Nil (5)	Nil

Name and Province/State of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled(6)

Dr. Gerri Sinclair British Columbia, Canada	Executive Director, World Center for Digital Media since May 2006. Chair of the Canadian Telecommunications Policy Review Panel, and Strategic Management Consultant from October 2004 to 2006. General Manager, MSN Canada (internet services) from September 2002 to October 2004.	2005	176	10,858

David J. Smith British Columbia, Canada	Member, British Columbia Securities Commission since July 2006. Counsel with Lawson Lundell LLP (law firm) from May 2005 until April 2006. Partner at Lawson Lundell LLP prior to that.	2006	1,358	5,987

David Sutcliffe British Columbia, Canada	Corporate Director. Chief Executive Officer, Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. Chair of the Board of Sierra Wireless, Inc. from May 2001 to April 2005.	2005	3,600	11,620

Mark Suwyn Florida, U.S.A.	Chief Executive Officer, NewPage Corporation (coated paper) since March 2006, and since May 2005, Chair of the Board, NewPage Corporation. Chief Executive Officer, Louisiana-Pacific Corporation (building products) from 1996 to 2004.	2003	5,684	25,954

Name and Province/State of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(1)	Deferred Share Units Owned or Controlled(6)

Dr. –Ing. Thomas Weber(2) Germany	Member of the Board of Management of DaimlerChrysler and Head of Group Research and Mercedes Car Group Development (automotive manufacturer) since 2004. Prior to that he was a Board Member for the Research and Technology Division of DaimlerChrysler. Head of the Rastatt passenger car plant and spokesperson for the Mercedes-Benz A-Class model series management, DaimlerChrysler from 1999 to 2002.	2004	Nil (5)	Nil

Douglas W.G. Whitehead British Columbia, Canada	President and Chief Executive Officer, Finning International Inc. (heavy equipment reseller) since April 2000.	1998	4,383	23,008

Notes

(1)

The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned or controlled by, a director is not within the knowledge of our management and has been furnished by the director.

(2)	Appointed by DaimlerChrysler in accordance with the terms of the Vehicular Alliance (see “Strategic Alliances – Vehicular Alliance”).

(3)	Appointed by Ford in accordance with the terms of the Vehicular Alliance (see “Strategic Alliances – Vehicular Alliance”).

(4)	This director holds none of our common shares personally, but represents Ford, which holds 12,868,700 of our common shares.

(5)	This director holds none of our common shares personally, but represents DaimlerChrysler, which holds 21,392,598 of our common shares.

(6)	Rounded to the nearest whole number.

Corporate Governance

          Our Board and senior management consider good corporate governance to be central to our effective and efficient operation.  We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules and following best corporate governance practices at all times.

          Our corporate governance practices are reflected in our Corporate Governance Guidelines that provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board.  A copy of the Corporate Governance Guidelines can be found on our website.

          We have also reviewed and improved our internal control and disclosure procedures and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our annual reports filed with or submitted to the U.S. Securities and Exchange Commission (“SEC”), and to certify our interim and annual reports filed with Canadian securities authorities.

          Board Composition

          The majority of our directors are independent.  “Independence” is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and as determined by the Canadian Securities Administrators (“CSA”) and the NASDAQ.  As discussed in “Strategic Alliances – Vehicular Alliance”, DaimlerChrysler and Ford each has rights to appoint two directors to our board based on a board size of 13 directors.  These directors are considered to be non-independent directors and will abstain from voting in cases where they are under a conflict of interest relating to a transaction involving their respective companies.

          We conduct an annual review of the other corporate boards on which our directors sit, and have determined that currently two board interlock exists with respect to our directors.  The board has also established a guideline for the maximum number of corporate boards on which a director should sit.  This guideline has been set at five corporate boards.

          The Board has set a retirement guideline for directors at age 70, and a term limit guideline for directors at 10 years of service, with an option for the Board to extend service for an additional five years. The Board has made an exception to the retirement guideline for Mr. Smith, a member of the Board, who is 72 years old.  The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to offer a resignation or be asked to resign.

          Roles and Responsibilities

          The board and the individual directors operate under a formal board mandate and terms of reference for individual directors, both of which can be found on our website.  We have a Code of Ethics which applies to our board, officers and employees, which can also be found on our website.  The board has also established terms of reference for the chairs of the board committees, our Chief Executive Officer and our Chair of the Board, each of which is reviewed annually and can be found on our website.

          Board Orientation and Education

          We have established a formal director orientation and ongoing education program.  Each director, upon joining our board, receives an orientation regarding our business.  Such orientation consists of site visits, presentations regarding our business, technology and products, and a manual which contains various reference documents and information.  Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters and management presentations at board meetings, as well as guest speakers who are invited to speak to our board on various topics.  In the past, we have invited guest speakers to speak to our board about the fuel cell industry, government regulation, corporate governance and risk management, and internal management representatives to speak about various issues relating to our technology and business.  The educational presentations which are made by internal management provide an opportunity for the board members to meet and interact with members of our management team.

          Shareholder Feedback and Communication

          We have set up an e-mail process for shareholders to communicate with the board, through the Chair of the Board.  Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website.   In addition, a summary of shareholder feedback which is received by us is provided to the board of directors through a semi-annual report.

          Board and Director Performance Evaluations

          The directors conduct an annual performance evaluation of the board, board committees, and the Chair of the Board through a process overseen by the Corporate Governance Committee.  Evaluation questionnaires are completed and a summary report is generated for and reviewed by the Corporate Governance Committee.  The Corporate Governance Committee works with management to improve board processes and to address concerns raised in the evaluation questionnaires, and reports to the full board on the evaluation results and proposed action items In addition, the directors evaluate each other every two years and conduct individual self-evaluations in the alternate years, the results of which are forwarded to the Chair of the Board who then reviews the results and meets with each director to conduct an individual director performance evaluation.

          Compliance in Canada and United States

          We believe that we comply with all applicable NASDAQ and CSA corporate governance rules.  We have an exemption from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company have in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock.  Our by-laws currently provide that a quorum is met if holders of at least 5% of the votes eligible to be cast at a meeting are present or represented by proxy at a shareholder meeting.  The CSA requires that listed corporations subject to Canadian Securities National Instrument 58-101 - Disclosure of Corporate Governance (“NI 58-101”) disclose the corporation’s policies respecting corporate governance in accordance with such instrument. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.

Board Committees

          Our board of directors has established three standing committees: the Audit Committee, the Management Development, Nominating & Compensation Committee, and the Corporate Governance Committee.  Each of these committees has been delegated certain responsibilities, performs certain advisory functions, and either makes certain decisions or makes recommendations to the full board.  Each of the committee chairs reports on the activities of the committee to the full board following each committee meeting.  Each of the board committees holds in-camera sessions at the end of each committee meeting.  Each board committee operates under a mandate that is approved by the board of directors which sets out the responsibilities of the committee.  A copy of each committee’s mandate is posted on our website.  The mandates of each of the committees are reviewed annually and each committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

          Audit Committee

          The Audit Committee is constituted in accordance with SEC rules, and assists the board of directors in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.  The Audit Committee is responsible for overseeing the audit process and ensuring that our financial statements are fairly presented in accordance with generally accepted accounting principles.  The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures and the audit procedures and audit plans.  The Audit Committee reviews our significant financial risks and the appointment of financial senior executives, and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities and off-balance sheet transactions.  The Audit Committee has at least one member, Ian Bourne, who qualifies as an audit committee financial expert under applicable securities regulations.  All of the members of the Audit Committee are independent directors and are financially literate.

          The Audit Committee is responsible for appointing our external auditors (subject to shareholder approval), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors.  The external auditors report directly to the Audit Committee.  The Audit Committee has the authority to terminate the external auditors’ engagement.  The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors which are not related to the audit.  The following table shows the incurred with KPMG in 2006 and 2005 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2006		2005

Audit Fees	$306,938		$327,341
Audit-Related Fees	$11,110	(1)	$69,758	(1)
Tax Fees	$95,625		$106,697	(2)
All Other Fees	Nil		Nil

Notes

(1)	The Audit-Related Fees for 2005 and 2006 related to Sarbanes-Oxley section 404 documentation and, in 2005 also for services related to the sale of our German subsidiary.

(2)

The Tax Fees for 2006 related to tax advisory services and the filing of our 2005 U.S. state and federal tax returns. The Tax Fees for 2005 related to tax advisory services and the filing of our 2004 U.S. state and federal tax returns.

          In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents.  The Audit Committee is also responsible for ensuring that the internal audit function is being effectively carried out.  The Audit Committee reviews and approves, in advance, related party transactions on a case-by-case basis.  The committee is currently composed of Ian Bourne, Ed Kilroy (Chair), David Sutcliffe, Mark Suwyn and Douglas Whitehead. In addition to each committee member’s general business experience, the education and experience of each member that is relevant to the performance of his or her responsibilities as a member of the Audit Committee are set forth below.

          Mr. Bourne is a Corporate Director.  He was TransAlta’s Executive Vice-President until December 2006.  Up until the end of 2005 he was the Chief Financial Officer of TransAlta and responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation.  Prior to TransAlta, Mr. Bourne was Senior Vice-President and Chief Financial Officer of Canada Post Corporation.  Mr. Bourne was also with General Electric for 21 years, where he held several key positions including European Treasurer, Chief Financial Officer for GE Canada and Chief Financial Officer for GE Medical Systems Europe.

          Mr. Kilroy has been the Chief Executive Officer of Symcor Inc. since January 2005.  Prior to that Mr. Kilroy was the President of IBM Canada Ltd. From 2000 to 2005.  Mr. Kilroy is also a director of Symcor Inc. and The Conference Board of Canada.

          Mr. Sutcliffe is a Corporate Director.  He was the Chief Executive Officer of Sierra Wireless, Inc. from May 1995 to October 2005.  From May 2001 to April 2005 he was also the Chair of the Board of Sierra Wireless, Inc. Mr. Sutcliffe also currently sits on the boards of Sierra Wireless, Inc. and E-Comm 911.  Mr. Sutcliffe’s public company chief executive officer experience includes Canadian and U.S. reporting.  He serves on the audit committee of E-Comm 911 and has attended the Directors Education Program of the Institute of Corporate Directors.

          Mr. Suwyn is the Chair of the Board and the Chief Executive Officer of New Page Corporation.  From 1996 until 2004, Mr. Suwyn was the Chair of the Board and the Chief Executive Officer of Louisiana-Pacific Corporation.  He sits on the boards of BlueLinx Corporation, United Rentals Inc. and Kelly Cabinets.

          Mr. Whitehead is the President and Chief Executive Officer of Finning International Inc.  He joined Finning International in January 1999 as President and Chief Operating Officer, and was elected to the company’s board of directors on April 23, 1999.  He was appointed Chief Executive Officer of Finning International Inc. in April 2000.  Mr. Whitehead is also a director of Kinder Morgan Inc., Belkorp Industries and The Conference Board of Canada.  He is a member of the Canadian Council of Chief Executives, the Board of Governors for the Business Council of British Columbia, the B.C. Progress Board and the Board of Governors of the University of British Columbia.

          The Audit Committee’s mandate is attached at Appendix A, as required by Multilateral Instrument 52-110F1 under Canadian securities laws.

          Management Development, Nominating & Compensation Committee

          The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing terms of employment of executive officers, matters of compensation, approving share compensation plans, reviewing awards under share incentive plans, and providing advice on our organizational and compensation structures in the various jurisdictions in which we operate.

          In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers.  The committee is also responsible for ensuring appropriate senior management succession planning, recruitment, development, training and evaluation.  In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation.  Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee, and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services.

          In fulfilling its nominating function, the committee seeks out and recommends nominees for election to the board of directors, annually reviews the board succession plan, and annually reviews the composition of director talents and skills against board requirements to identify any gaps.

          The committee is currently composed of Ian Bourne, Dr. Gerri Sinclair (Chair), David J. Smith and David Sutcliffe, all of whom are independent directors.

          Corporate Governance Committee

          Our Corporate Governance Committee is responsible for recommending to the board of directors the size of the board and membership on board committees, monitoring corporate governance issues, assessing board and director performance, determining the compensation of the board of directors and approving director compensation plans, conducting succession planning for the Chair of the Board and overseeing a director education program.

          The Corporate Governance Committee has taken responsibility for monitoring the developments in the U.S. and Canada relating to corporate governance to ensure that we are following best corporate governance practices.

          The Corporate Governance Committee is responsible for ensuring a formal process to evaluate the performance of the board, board committees, individual directors and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve board effectiveness.

          The committee is currently composed of Douglas Whitehead (Chair), Ian Bourne, Ed Kilroy, David Prystash, Dr. Gerri Sinclair, David J. Smith and Dr. Thomas Weber.  All of the members of the committee are independent of management, and a majority of the members are independent of DaimlerChrysler and Ford.

Executive Officers

          As at March 20, 2007, we had seven executive officers.  The name and province or state of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State of Residence	Position	Principal Occupation

John Sheridan British Columbia, Canada	President & Chief Executive Officer

President & Chief Executive Officer of the Corporation since February 2006.  Interim President and Chief Executive Officer of the Corporation from October 2005 to February 2006.  President and Chief Operating Officer, Bell Canada from 2000 to 2003.

Lee Craft British Columbia, Canada	Vice President, Operations	Vice President, Operations of the Corporation since 2002. Vice President and Director, Manufacturing Operations, Motorola Computer Group from 2000 to 2002.

Christopher Guzy British Columbia, Canada	Vice President & Chief Technology Officer

Vice President & Chief Technology Officer of the Corporation since 2005.  General Manager, Global Product Company, GE Healthcare from 2003 to 2005.  General Manager, Global Technology Operation, GE Healthcare from 2001 to 2003.

Noordin Nanji British Columbia, Canada	Vice President & Chief Customer Officer

Vice President & Chief Customer Officer of the Corporation since March 2006.  Other positions held with the Corporation include: Vice President, Marketing & Business Development from 2004 to 2006; Corporate Secretary from 1998 to 2005; Vice President, Corporate Strategy & Development from 2002 to 2004; acting Vice President, Human Resources from 2001 to 2003; and Vice President, Strategic Development from 2000 to 2002.

David Smith British Columbia, Canada	Vice President & Chief Financial Officer	Vice President & Chief Financial Officer of the Corporation since 2002. Vice President, Controller of the Corporation from 2000 to 2002.

Peter Stickler British Columbia, Canada	Vice President, Human Resources	Vice President, Human Resources of the Corporation since 2002. Human resources consultant in 2002. Director, Organizational Effectiveness, Ford from 2001 to 2002.

Name and Province/State of Residence	Position	Principal Occupation

Dr. Charles Stone[1] British Columbia, Canada	Vice President, Research & Development	Vice President, Research & Development of the Corporation since 2002. Vice President, Advanced Materials of the Corporation from 2000 to 2002.

1. Charles Stone has resigned as of March 30, 2007.

Shareholdings of Directors and Senior Officers

          As at December 31, 2006, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 177,620 of our common shares, being 0.16% of our issued and outstanding common shares, and 184,825 DSUs.

TRANSFER AGENT AND REGISTRAR

          Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

RISK FACTORS

          An investment in our common shares involves risk.  Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Annual Information Form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2006.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

          We cannot guarantee that we will be able to develop commercially viable PEM fuel cell products on the timetable we anticipate, or at all. The commercialization of our PEM fuel cell products requires substantial technological advances to improve the efficiency, functionality, durability, reliability, cost and performance of these products, and to develop commercial volume manufacturing processes for these products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our PEM fuel cell products or that we will be able to acquire or license the required technology from third parties. Developing the technology for high-volume commercialization requires substantial capital, and we cannot assure you that we will be able to generate or secure sufficient funding on terms acceptable to us to pursue our high-volume commercialization plans. In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control.  If these field tests reveal technical defects or reveal that our products do not meet performance goals, including useful life, reliability and durability, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

          We may become subject to product liability lawsuits which could result in significant expense to us, adversely affecting our resources and the development of sales of our products, and thereby delaying the commercialization of our products.

          The commercialization of our PEM fuel cell products also depends upon our ability to significantly reduce the costs of these products, since they are currently substantially more expensive than products based on existing technologies, such as ICEs and batteries.  We cannot assure you that we will be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect consumers’ willingness to buy our products.

We expect our cash reserves to be reduced due to future operating losses and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

          We have incurred substantial losses since we were founded and we expect our losses to continue over the next several years.  If we are unable to successfully implement our business plan, our cash requirements may increase and we may find it difficult to raise additional funding.  We expect our cash reserves will be reduced due to future operating losses, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We cannot assure you that we will be able to successfully execute our business plan.

          The execution of our business plan poses many challenges and is based on a number of assumptions.  We cannot assure you that we will be able to successfully execute our business plan.  In addition, we cannot guarantee that we will be able to leverage our relationships with suppliers for the development of our technology.  If we experience significant cost overruns on any of our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan.  We cannot predict with certainty our future revenues or results from our operations.  If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well.  In addition, we may consider expanding our business beyond what is currently contemplated in our business plan.  Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt.  If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

          We expect our revenues and operating results to vary significantly from quarter to quarter.  As a result, quarter to quarter comparisons of our revenues and operating results may not be meaningful.  Due to our stage of development, it is difficult to predict our future revenues or results of operations accurately.  We are also subject to normal operating risks such as credit risks and foreign currency risks.  As a result, it is possible that in one or more future quarters our operating results may fall below the expectations of investors and securities analysts.  Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

A mass market for our products may never develop or may take longer to develop than we anticipate.

          Our PEM fuel cell products represent emerging markets, and we do not know whether end-users will want to use them.  The development of a mass market for our PEM fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and consumer reluctance to buy a new product.

          If a mass market fails to develop, or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products, and may never achieve profitability.  In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

DaimlerChrysler’s and Ford’s funding for our light-duty fuel cell development program is subject to commercial and technical deliverables.

          Funding by DaimlerChrysler and Ford of the development of our automotive PEM fuel cells is dependent upon (1) the work carried out by us and (2) our achievement of critical milestones.  If we fail to achieve certain critical milestones, we will have to fully remediate the failure and will be responsible for all costs relating to work that continues to be done under the program during the remediation period, provided that we must be reimbursed by DaimlerChrysler and Ford for any costs properly payable by them during such time, if and when such failure is fully remediated.  If we are unable to remediate the failure, DaimlerChrysler and Ford have the right to terminate the development program and cease funding, or take over the program and seek to recover certain costs from us.  Our failure to achieve key requirements of critical milestones and to remediate such failures, which results in a cessation of funding from DaimlerChrysler and Ford, could have a material adverse effect on our ability to fund the development of our PEM fuel cells.

We have limited experience manufacturing PEM fuel cell products on a commercial basis.

          To date, we have focused primarily on research and development, and have limited experience manufacturing PEM fuel cell products on a commercial basis.  To meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our products, we will have to produce our PEM fuel cell products through high volume automated processes.  These large scale, automated processes will require significant advances in manufacturing technology.  We do not know whether or when we will be able to develop the manufacturing technology necessary to achieve efficient, high-volume, low-cost manufacturing capability and processes.  Moreover, developing these processes will require substantial capital, and we do not know whether we will be able to secure sufficient funding on terms acceptable to us.  Our failure to develop such manufacturing processes and capabilities could have a material adverse effect on our business and financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products.

          We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products.  A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products.  To the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable PEM fuel cell products or significantly raise our cost of producing such products.  In addition, platinum is a key component of our PEM fuel cells.  Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity.  While we do not anticipate significant near or long term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable PEM fuel cell products or significantly raise our cost of producing such products.

We are dependent upon OEMs to purchase certain of our products.

          To be commercially useful, our PEM fuel cell products must be integrated into products manufactured by OEMs.  We can offer no guarantee that OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our PEM fuel cell products.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our PEM fuel cell products and our financial results.

We are dependent on vehicle manufacturers to purchase certain of our PEM fuel cell products.

          While many vehicle manufacturers, especially DaimlerChrysler and Ford, have expressed interest in our PEM fuel cell products, we cannot guarantee that this interest will continue or be acted on.  Each of these manufacturers has a strong investment in and commitment to the use of the ICE, and also has invested in alternative technologies such as ICE Hybrids, that will compete with our PEM fuel cell products.

          The integration of new technologies into production automobiles is a lengthy process.  The length of this process will affect any demand for our PEM fuel cell products by automakers and, consequently, our financial position.

We are dependent on our relationships with our partners in the Vehicular Alliance.

          While, subject to certain limitations, DaimlerChrysler and Ford must buy exclusively from us all vehicular PEM fuel cells which they require, there is no assurance that either of them will require or ever buy any PEM fuel cells in the future.  In addition, if we cannot meet the reasonable commercial product quantity and performance requirements of DaimlerChrysler or Ford and either (i) DaimlerChrysler, Ford or a competitor achieves commercial production of such products, or (ii) it is after November 30, 2013, each of DaimlerChrysler or Ford is permitted to buy such products from any of our competitors.

          As discussed in “Strategic Alliances – Vehicular Alliance”, in particular circumstances DaimlerChrysler and Ford each has the right to request licenses of our vehicular PEM fuel cell intellectual property (as of November 30, 2007 for DaimlerChrysler and as of December 31, 2011 for Ford) for use in their vehicles.  Depending upon the amount of the license fee and/or royalty to be paid to us, a decision by either or both of DaimlerChrysler and Ford to manufacture under a license could have a material adverse effect on revenues and product sales.

Fuel for PEM fuel cell vehicles may not be available or may cost too much, causing limited or reduced sales of our products.

          PEM fuel cell powered vehicles run on a different fuel than gasoline.  Gasoline requires the development of additional technologies for its use with PEM fuel cells.  The construction of a system to deliver hydrogen, or a suitable fuel containing hydrogen, requires significant investment by third parties.  There is no guarantee that an adequate fuel distribution infrastructure will be built.  We are relying on third parties, most of whom are heavily committed to the existing gasoline infrastructure, to build such an infrastructure.  If a fuel distribution infrastructure is built, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than drivers are willing to pay.  If drivers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by PEM fuel cells is unlikely to develop.

          Advances in technology or vehicle design must occur before sufficient quantities of hydrogen can be affordably stored aboard vehicles to provide comparable range to that of an ICE.  Consumers may be unwilling to use hydrogen due to the perception that it is dangerous.

Regulatory changes could hurt the market for our products.

          Changes in existing government regulations and the emergence of new regulations with respect to PEM fuel cell products may hurt the market for our products.  Environmental laws and regulations in the U.S. (particularly in California) and other countries have driven interest in PEM fuel cells.  The deregulation of the electric utility industry in Japan and elsewhere has created market opportunities for our PEM fuel cell products in the power generation market.  We cannot guarantee that these laws and policies will not change.  Changes in these laws and other laws and policies or the failure of these laws and policies to become more widespread could result in manufacturers abandoning their interest in PEM fuel cell products or favouring alternative technologies.  In addition, as PEM fuel cell products are introduced into our target markets, the U.S. and other governments may impose burdensome requirements and restrictions on the use of PEM fuel cells that could reduce or eliminate demand for some or all of our products.

Our relationship with DaimlerChrysler and Ford could restrict our ability to control our business.

          As a result of DaimlerChrysler’s and Ford’s substantial ownership interests in us and our agreements with them, they have special rights with respect to the operation of our business.  Under the Vehicular Alliance, DaimlerChrysler and Ford, acting jointly, can require the removal of our Chief Technology Officer (or other officer to whom the persons responsible for research and development report) or our Vice President, Research & Development (or other officer to whom the persons responsible for intellectual property report).  In addition, as long as DaimlerChrysler and Ford maintain certain ownership levels in us, certain decisions of our board of directors, such as approval of our annual budget and approval of our annual business plan, must be approved by a majority of the directors which includes at least one of the directors appointed by DaimlerChrysler and Ford.  By exercising these rights, DaimlerChrysler and Ford may prevent us from taking certain actions, such as a change in our business plans, a strategic acquisition or disposal of certain assets of, or equity in, our subsidiaries, even if such action would be in the best interests of certain of our other shareholders.

DaimlerChrysler and Ford have significant rights under transactions involving a change of control, and their interests may conflict with those of our other shareholders.

          Certain provisions of our articles of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders.  For example, our articles of incorporation permit our board of directors to issue series of preferred shares without the need for shareholder approval.  In addition, certain provisions of the Vehicular Alliance, together with DaimlerChrysler’s and Ford’s ownership of us, may discourage third parties from attempting to acquire control of us.  Other provisions, including the standstill provisions, may discourage DaimlerChrysler and Ford from acquiring control of us.  These provisions may not be in our other shareholders’ best interests.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.

          Failure to protect our existing intellectual property could seriously harm our business and prospects because we believe that developing new products that are unique to us is critical to our success.  We rely on patent, trade secret, trademark and copyright law to protect our intellectual property.  However, some of our intellectual property is not covered by any patent or patent application, and the patents that we currently do have expire between 2007 and 2027.  We can provide no assurance that our present or future issued patents will protect our technological leadership or that our patent portfolio will continue to grow at the same rate as it has in the past.  Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent.  Accordingly, there is no assurance that:

•	any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

•	In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

          We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees.  We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

          Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.  If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others.  However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us.  The failure to obtain a license from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may be involved in intellectual property litigation that causes us to incur significant expenses or prevents us from selling our products.

          We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights.  Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.  In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.

          We can provide no assurance that we would be successful in such development or acquisition or that such licenses would be available on reasonable terms.  Any such development, acquisition or license could require the expenditure of substantial time and other resources, and could have a material adverse effect on our business and financial results.

We currently face and will continue to face significant competition.

          As PEM fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells.  Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers.  These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

          Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells, advanced batteries and ICE hybrids) in each of our targeted markets.  Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.  For example, vehicles powered by batteries can meet the ZEV requirements imposed by California and certain U.S. northeastern states, and vehicles powered by certain low emission ICEs and ICE hybrids can receive partial credit toward the ZEV requirement.

          Within the PEM fuel cell market, we also have a large number of competitors.  Across the world corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components.  Each of these competitors has the potential to capture market share in each of our target markets.

          Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

The sale of our Common Shares by DaimlerChrysler or Ford may negatively impact us.

          Commencing on November 30, 2007, DaimlerChrysler and Ford may each freely sell certain of the Common Shares that they hold in us without having to obtain our consent.  If either or both of them choose to do so, such sale of the Common Shares may be perceived negatively by the public markets and may have a negative impact on the trading price of our Common Shares.

We could lose or fail to attract the personnel necessary to run our business.

          Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel.  As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel.  Recruiting personnel for the PEM fuel cell industry is highly competitive.  We cannot guarantee that we will be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business.  Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

We may not be able to continue granting equity-based compensation, which would negatively affect our cash consumption.

          A significant portion of the compensation we pay to our directors, officers and employees is in the form of equity-based compensation, including the issuance of common shares and the grant of options, DSUs and RSUs.  Our ability to conserve cash by providing equity-based compensation is dependent on our shareholders continuing to authorize our equity-based compensation plans. If our shareholders do not continue to authorize our equity-based compensation plans, we will be required to pay such compensation in cash, which will negatively affect our cash consumption and impact our financial statements.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

          Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property and natural resource damage.  Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all.  Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety.  These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future.  Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures.  If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us.  Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use inherently dangerous, flammable fuels, which could subject our business to product liability claims.

          Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen.  Hydrogen is a flammable gas and therefore a potentially dangerous product.  Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our PEM fuel cell products.  In addition, we may be held responsible for damages beyond the scope of our insurance coverage.  We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

ADDITIONAL INFORMATION

          Additional information regarding us may be found on SEDAR at www.sedar.com.  In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans is contained in our information circular for our most recent annual meeting of security holders that involved the election of directors.  Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

          Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2006, each interim financial statement issued after December 31, 2006, our management proxy circular and our Annual Report may, be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8.

APPENDIX A

Audit Committee Mandate

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the board of directors have established, and overseeing the audit process.  The Committee also is mandated to review and approve all related party transactions, as further described below under “Duties and Responsibilities”, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

More specifically the purpose of the Committee is to satisfy itself that:

A)

the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)

the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements for which approval authority has been delegated to the Committee hereunder;

C)

the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)

the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for appointing (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders) and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee, and the Audit Committee has the authority to terminate the external auditors’ engagement;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)

the internal audit function is being effectively carried out, that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary, and that any matter which the internal auditor wishes to bring to the attention of the Committee or board of directors has been addressed;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

Composition and Eligibility

A)

Following each annual meeting of shareholders of the Corporation, the board will elect from its members not less than three directors to serve on the Committee.  Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or the Canadian Securities Administrators under Multilateral Instrument 52-110, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission or Canadian regulatory authorities.

B)

Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation.  Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	The Committee will appoint the Committee Chair.

D)	If the Chair is not present at any meeting of the Committee, one of the members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

E)	A majority of Committee members constitute a quorum.

F)	The Committee will appoint its own Secretary, who need not be a director, who will be responsible for taking and keeping the Committee’s meeting minutes.

G)

All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

H)

At least one member of the Committee must be an audit committee “financial expert” as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory authority.  The financial expert must have all of the following five attributes:

(i)

an understanding of Generally Accepted Accounting Principles (“GAAP”) or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

	(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

	(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

	(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience which satisfies this requirement.

I)

Any member of the Committee who serves on more than three public company audit committees must inform the Chairman of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings and Operations

A)

The Committee will meet at least quarterly.  The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions.  The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)

If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting

C)

All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions.  The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions. All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

D)

The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee and will appear before the Committee when requested to do so by the Committee.

E)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

F)

The minutes of all meetings of the Committee will be provided to the board of directors. The Committee will report to the board of directors at its next regular meeting all action it has taken since the previous reports.

G)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

H)

The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee.  The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

I)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

J)

The Committee may form and delegate authority to subcommittees.  In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)	Financial Reporting Control Systems

The Committee will:

	(i)	review with management any significant changes in financial risks facing the Corporation;

	(ii)	review with management procedures followed with respect to disclosure controls and procedures;

	(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

(iv)	annually review the Mandate of the Committee;

(v)

annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

(vi)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development, Nominating & Compensation Committee to the board;

(vii)

establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(viii)	discuss and consider policies with respect to risk assessment and risk management, including:

		a)	review and periodic approval of management’s risk philosophy and risk management policies;

		b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

c)

discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

	(ix)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

B)	Interim Financial Statements

The Committee will, prior to their release, review and approve the interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors.  This will include significant transactions which have occurred in the quarter.

C)	Annual Financial Statements and Other Financial Information

The Committee will:

	(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

	(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

(iii)

obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

	(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

(v)

review and approve the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, and discuss them in detail with the Corporation’s officers and the external auditors;

	(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

(vii)

before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

	(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

	(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

D)	Relationship with External Auditors

The Committee will:

(i)

appoint the external auditors (subject to approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition.  The external auditors will report directly to the Committee, and the Committee has the authority to terminate the external auditors’ engagement.  The Committee will not appoint an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

	(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

	(iii)	review the quarterly and annual representation letters given by management to the external auditors;

	(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (F) below, “Independence of External Auditors”;

(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)

approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries.  Specifically, the Committee must not allow the external auditors to provide the following services:

	a)	bookkeeping services;

	b)	financial information systems design and implementation;

	c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

	d)	actuarial services;

	e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

	f)	investment banking, broker, dealer or investment advisor services;

	g)	management and human resources services;

	h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

	i)	any other services that the Public Company Accounting Oversight Board determines by regulation, or the Corporation’s board of directors determines, to be impermissable.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

(x)	receive from the external auditors a report with respect to:

	a)	all critical accounting policies and practices;

	b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

	c)	any other material written communications between the external auditors and management;

	d)	the internal quality-control procedures of the external auditors;

e)

any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

		f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section F – Independence of External Auditors;

	(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

(xii)

ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

E)	Treasury

The Committee will:

	(i)	review and approve the Treasury Policy;

	(ii)	review the quarterly Treasury Report; and

	(iii)	review and approve the Foreign Exchange Policy.

F)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

(i)

receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1 and CICA Handbook Section 5751;

(ii)

reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any relationships or services between the external auditors and the Corporation or any other relationships or services that may impact the objectivity and independence of the external auditors;

	(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

(iv)

ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

G)	Internal Audit and Controls

(i)

The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

	(ii)	The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

	(iii)	The Committee will annually review and approve the internal audit plan.

H)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the Management Development, Nominating & Compensation Committee, including, but not limited to, executive employment agreements and compensation matters.  A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

	(i)	a director or executive officer of the Corporation;

	(ii)	any nominee for election as a director of the Corporation;

	(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

	(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

(v)

receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

	(vi)	discuss such related party transactions with the representatives of the relevant parties (the “Representatives”) and with the Corporation’s executive officers;

	(vii)	review the terms and conditions of each related party transaction;

	(viii)	with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

	(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

	(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all modifications to existing loans and advances to the Corporation’s executive officers or directors.

I)	Other

The Committee will:

	(i)	perform an annual review of management’s compliance with the Corporation’s code of ethics and workplace guidelines policy;

	(ii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller;

	(iii)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval; and

	(iv)	annually review the audit of the expense reports of the Chairman of the Board of Directors and the CEO.

Performance Evaluation

J)	The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

COMMITTEE TIMETABLE

          The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

A)	Financial Reporting Control Systems

(i)	Review with management any significant changes in financial risks facing the Corporation.		✓		✓			✓			✓

(ii)	Review with management procedures followed with respect to disclosure controls and procedures.		✓		✓			✓			✓

(iii)	Review the management letter from the external auditor and corporation’s responses to suggestions made.				✓

(iv)	Annually review the Committee mandate.		✓

(v)

Review specific matters as required affecting financial reporting such as insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions.

✓

(vi)	Review the appointment of the financial senior executives of the Corporation.

(vii)

Establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and review submissions as received.

(viii)	Discuss and consider policies with respect to risk assessment and risk management.												✓

(ix)	Meet separately and periodically, no less than annually, with management, with internal auditors (or persons responsible for the internal audit function) and with independent auditors.		✓		✓			✓			✓

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

B)	Interim Financial Statements

(i)	Review and approval of interim financial statements and MD&A.				✓			✓			✓

C)	Annual Financial Statements and Other Financial Information

(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.		✓		✓			✓			✓

(ii)	Obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration.		✓		✓			✓			✓

(iii)

Obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers.

✓

(iv)	Review summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments.		✓		✓			✓			✓

(v)	Discuss the annual financial statements, MD&A and the auditors’ report thereon in detail with the Corporation’s officers and the external auditors.		✓

(vi)	Review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents.		✓

(vii)	Before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 and Handbook section 5751.		✓		✓			✓			✓

(viii)	Provide the board with a recommendation for approval of the annual financial statements.		✓

(ix)	Discuss earnings press releases and earnings guidance as well as the release of significant new financial information.		✓		✓			✓			✓

D)	Relationship with External Auditors

(i)	Annually appoint (subject to shareholder approval) external auditor.		✓

(ii)	Annually review and approve terms of engagement and determine remuneration of external auditor.									✓

(iii)	Review representation letters given by management to external auditor.		✓		✓			✓			✓

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

(iv)	Monitor the external auditor’s qualifications and independence through the activities listed in Section F.

(v)	Review the audit plan with the external auditors and approve all substantive audit services in advance.										✓

(vi)	Approve permissible non-audit services in advance.

(vii)	Review all fees paid to external auditors.		✓		✓			✓			✓

(viii)	Review performance against audit proposal plan.		✓

(ix)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.		✓		✓			✓			✓

(x)	Receive a report from the external auditor with respect to:

	(a) all critical accounting policies and practices;		✓

	(b) all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;		✓

	(c) any other material written communications between the auditor and management;		✓

	(d) the internal quality-control procedures of the external auditors;		✓

(e)

any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues; and

✓

	(f) all relationships between the external auditors and the Corporation, as detailed in §(i) under Section F – Independence of External Auditors.		✓

(xi)	Resolve all disagreements between management and the external auditors regarding financial reporting

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

(xii)

Ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

✓

E)	Treasury

(i)	Review and approve the Treasury Policy.				✓

(ii)	Review the Quarterly Treasury Report.		✓		✓			✓			✓

(iii)	Review and approve the Foreign Exchange Policy.				✓

F)	Independence of External Auditors

(i)	Receive from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISB No. 1.		✓

(ii)

Review and actively discuss with the Board of Directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors.

✓

(iii)	Recommend, if necessary, that the Board take action to satisfy itself, of the external auditors’ independence.

(iv)

Ensure that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit

G)	Internal Audit and Controls

(i)	Ensure that the Corporation has appropriate systems of internal control.

(ii)	Review quarterly the internal auditors’ report on the adequacy of the internal controls, policies and procedures.		✓		✓			✓			✓

H)	Related Party Transactions

(i)	Review and approve the Corporation’s related party transactions over US$60,000.		✓		✓			✓			✓		✓

Committee Timetable

Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D

(ii)	Review a summary of the Corporation’s related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the Committee.		✓		✓			✓			✓

I)	Other

(i)	Annually review management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines Policy.												✓

(ii)	Annually review the succession plans for the Corporation’s CFO and Controller.												✓

(iii)	Annually review the audit of expense reports of the Chairman of the Board of Directors and the CEO.				✓

J)	Performance Evaluation

(i)	Review annual evaluation of the Committee’s performance.		✓